SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

  Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F __X__ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 Notice and Proxy Materials relating to the Futuremedia PLC Annual General Meeting to be held on March 18, 2004.

Exhibit 3    Annual Report to Shareholders for fiscal year ended April 30, 2003.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC, an English public
limited company



By: /s/ Mats Johansson
    -----------------------------
Mats Johansson
Chief Executive Officer



Date:  March 2, 2004

                                    EXHIBIT 1

     CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2

                        FUTUREMEDIA PLC AND SUBSIDIARIES

February 12, 2004


Dear ADR Holder,

The Board is pleased to advise that a General Meeting of Futuremedia Plc will be held at 9.00 am on March 18, 2004, at its offices at Nile House, Nile Street, Brighton East Sussex, England.

All ADR holders are invited, and if you wish to attend, either in person or by proxy, please advise before March 5, 2004, in order that sufficient places are available, and bring personal identification with you.

If you wish to record your vote at this meeting on any of the Resolutions listed, a copy of which is enclosed, either in person or by proxy, please complete the enclosed proxy form and return it as instructed. Your vote will not be included without the proper completion and filing of this form, even if you attend on the day.

To minimize expense, it has been decided not to make a general issue of the Annual Report to all ADR holders again this year. The Report is available on our website (www.futuremedia.co.uk), or on request from the Company's registered office or from the Bank of New York at either of the following offices:

         Bank of New York                   Bank of New York
         ADR Division                       ADR Division
         101, Barclay Street 15E            1, Canada Square
         New York                           London
         New York 10286                     E14 5AL
         USA                                England

The Annual Report is also being filed electronically with the United States Securities and Exchange Commission on Form 6-K and should be available on the SEC's website (www.sec.gov). Reference is also made to the Company's most recent annual report on Form 20-F that was filed electronically with the SEC on November 17, 2003.

By order of the Board

/s/ PG Machin
PG Machin
Secretary

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                      NOTICE AND AGENDA OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that the General Meeting of the Company will be held at Nile House on 18th March, 2004 at 9.00 am for the following purposes:

1. To receive the Report of Directors and the Audited Accounts for the year ended 30 April 2003.

2.       To consider each of the following resolutions:

                              ORDINARY RESOLUTIONS

         (a)      To re-elect Mr D Bailey as Director

         (b)      To re-elect Mr M Johansson as Director

         (c)      To re-elect Mr C Kleman as Director

         (d)      To re-elect Mr. J Vandamme as Director

         (e)      To re-elect Mr. C Wit as Director

3.       To consider the following resolution:

                               SPECIAL RESOLUTION

         Article 97 of the Company's Articles of Association (which requires that neither the Company nor any of its subsidiaries shall acquire or realise assets without the approval of the Company in general meeting, if such approval would have been required for such acquisition or realisation if any shares in the Company had been listed on The London Stock Exchange) be and it is hereby deleted, and that the subsequent Articles be renumber accordingly.

4.       To re-appoint Messrs BDO Stoy Hayward as the Auditors.

5.       To authorise the Directors to fix the remuneration of the Auditors.

6.       To transact any other ordinary business of the Company.


                                                           By Order of the Board

                                                          /s/ PG Machin
                                                          ----------------------
                                                          PG Machin, Secretary

                        FUTUREMEDIA PLC AND SUBSIDIARIES

Registered Office:       Nile House, Nile Street, Brighton, East Sussex, England

Dated:                   12 February 2004

(1) A member entitled to attend and vote at this Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) Members and proxies may be asked to produce evidence of their identity in order to be admitted to the Meeting.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

Voting Procedures

         The votes of shareholders present in person or represented by proxy at the Annual General Meeting will be tabulated by the Company Secretary.

         A quorum, consisting of at least two persons present in person or by proxy, and holding or representing by proxy in aggregate not less than one third of the issued share capital of the Company on 10th February 2004 will be required for the transaction of the business on the agenda for the Annual General Meeting.

         Except as provided below, the enclosed proxy, if executed and returned, will be voted as directed in the proxy.

         In the case of abstentions from voting of shares on any matter, the shares which are the subject of abstention ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative votes on the matter to be voted upon. Brokers may not vote shares held in street name on behalf of customers on a proposal without specific instructions from their customers.

         If a stockholder has not given any instructions on the proposals, then the votes attaching to such stockholder's shares are not counted for purposed of a quorum.

         If a stockholder has given instruction on some but not all of the proposals, then the votes attaching to the stockholder's shares are counted for the determination of a quorum for all purposes. On any given proposal, where no instructions are received from the customer, the votes attaching to such stockholder's shares ("broker non-votes") will not be counted as affirmative or negative votes on the matter to be voted upon.

                             DETACH PROXY CARD HERE
--------------------------------------------------------------------------------

Mark, Sign, Date and Return                        /X/
the Proxy Card Promptly                  Votes must be indicated
Using the Enclosed Envelope.             (x) in Black or Blue ink.

                                                        FOR     AGAINST
1. To receive the Report of Directors and the Audited Accounts for the year ended
      30 April 2003.

2.    To consider each of the following resolutions
      Ordinary Resolutions

      a)    To re-elect Mr D Bailey as Director         [ ]        [ ]

      b)    To re-elect Mr M. Johansson as Director     [ ]        [ ]

      c)    To re-elect Mr C Kleman as Director         [ ]        [ ]

      d)    To re-elect Mr J Vandamme as Director       [ ]        [ ]

      e)    To re-elect Mr C Wit as Director            [ ]        [ ]

3.    To consider the following resolution              [ ]        [ ]

                Special Resolution

Article 97 of the Company's Articles of Association
(which requires that neither the Company nor any of its subsidiaries shall acquire or realise assets without the approval of the Company in general meeting, if such approval would have been required for such acquisation or realisation if any shares in the Company had been listed on The London Stock
Exchange) be and it is hereby deleted, and that the subsequent Articles be renumbered accordingly.

4.    To re-appoint Messrs BDO Stoy Hayward as
      the Auditors                                      [ ]        [ ]

5.    To authorise the Directors to fix the
      remuneration of the Auditors                      [ ]        [ ]

6.    To transact any other ordinary business
      of the Company                                    [ ]        [ ]

--------------------------------------------------------------------------------

                                   SCAN LINE

--------------------------------------------------------------------------------

         The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.


Date                    Share Owner sign here        Co-Owner sign here

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 Futuremedia PLC

               Instructions to THE BANK OF NEW YORK, as Depositary
             (Must be received prior to 5:00 PM on March 11, 2004)

         The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on February 10, 2004 at the General Meeting of Futuremedia PLC to be held on March 18, 2004, in respect of the resolutions specified on the reverse hereof.

NOTES:

Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. The Depositary shall not vote the amount of shares underlying an ADS except in accordance with instructions from the holder of such ADS.



                                        FUTUREMEDIA PLC
                                        P.O. BOX 11085
                                        NEW YORK, N.Y. 10203-0085


To change your address, please mark this box.           [ ]        [ ]

To include any comments, please mark this box.          [ ]        [ ]



Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.


--------------------------------------------------------------------------------

                                    EXHIBIT 3

                        FUTUREMEDIA PLC AND SUBSIDIARIES


                                  30 April 2003

                                  Annual Report


This document contains forward-looking information that involves risks and uncertainties, including statements about Futuremedia's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning Futuremedia's strategic direction and its ability to address its need for additional financing and increase revenues. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the ability of the Company to operate profitably, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this report. Futuremedia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

Dear Shareholder,

The Directors are pleased to present the Annual Report and Accounts for the year ended 30th April 2003. Please note that this Report includes both the financial summaries that all Nasdaq-listed foreign registrants are required to prepare in accordance with the Securities and Exchange Commission regulations, together with the statutory information in accordance with UK Companies Act requirements.

2003 saw Futuremedia continuing to grow its revenues, with a 47% increase over the prior year arising in part from the full year impact of the acquisitions it made in April and May 2002, but also reflecting the growing maturity and expansion of the e-Learning market in the UK.

During the year, the Company was able to demonstrate its compliance with the Nasdaq listing criteria which it had failed to meet at the end of the previous year, through a combination of new investment and acquisitions. These included the acquisition in April 2003, of Activna Objects Limited, a UK company owning a software tool that will allow the rapid development of a third generation Learning Management System, and a 29.8% equity investment in Luvit AB, a Scandinavian e-Learning provider.

Futuremedia continued to trade at a loss for the year, but, as a result of the continuing tight control of costs, and the increase in revenues, the operating losses were 45% lower than those for the previous year.

The continuing losses have resulted in the Company requiring further cash to provide working capital. During year, the Company completed several private placements aggregating GBP1.7 million from new and existing shareholders for a total of approximately 29 million shares.

During the year, the Company contracted for the sale of its premises at Media House in Arundel. Proceeds from the sale provided additional working capital, and permitted the repayment of certain outstanding debt obligations. The final completion of sale was achieved in May 2003, at which time the Company relocated to its current leasehold offices in Brighton

Subsequent to the end of the year, in July, 2003, the Company acquired the business and assets of IQos Limited, in exchange for 1,125,000 shares, valuing the acquisition at approximately GBP250,000. IQdos is a UK company providing bespoke e-Learning materials, with the capability of providing e-Learning consultancy and classroom-based training, and will significantly enhance the capabilities of the Company's Content Studio business unit.

In September, 2003, the Company announced the launch of its new Learning for All product designed to extend the reach of corporate employers to provide e-Learning access to those employees without access to computers in the workplace, by the provision of learning stations at their home. The first order received for this product was from Royal Mail in November, 2003. As discussed in the Company's recent press releases, the roll out of the Learning for All product to Royal Mail employees has proved extremely successful, with projected revenues in the order of GBP20 million to GBP22 million over the next three years.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

The Company's General Meeting will be held at Nile House at 9.00am on March 18, 2004.

An agenda for the General Meeting is enclosed.

We hope that you will be able to attend the Meeting, and it would assist in our arrangements if you would kindly return the slip overleaf. If you do attend, please be sure to bring with you evidence of identity and shareholdership to ensure entry.

Sincerely

The Board

The Company Secretary,
Futuremedia PLC
Nile House,
Nile Street,
Brighton,
West Sussex BN1 1HW
England
Fax: (0041) 1273-829702
E-mail: fm@futuremedia.co.uk

I will/will not* be attending the Company's A.G.M on Thursday March 18th, 2004 at 9.00 am *delete as appropriate

                                            Signed..............................
                                            Please print name...................
                                            Address.............................
                                                   .............................
                                                   .............................

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                      NOTICE AND AGENDA OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that the General Meeting of the Company will be held at Nile House on 18th March, 2004 at 9.00 am for the following purposes:

1. To receive the Report of Directors and the Audited Accounts for the year ended 30 April 2003.

2.       To consider each of the following resolutions: ORDINARY RESOLUTIONS

         (a)      To re-elect Mr D Bailey as Director

         (b)      To re-elect Mr M Johansson as Director

         (c)      To re-elect Mr C Kleman as Director

         (d)      To re-elect Mr. J Vandamme as Director

         (e) To re-elect Mr. C Wit as Director 3. To consider the following resolution:


                               SPECIAL RESOLUTION

         Article 97 of the Company's Articles of Association (which requires that neither the Company nor any of its subsidiaries shall acquire or realise assets without the approval of the Company in general meeting, if such approval would have been required for such acquisition or realisation if any shares in the Company had been listed on The London Stock Exchange) be and it is hereby deleted, and that the subsequent Articles be renumbered accordingly.

4.       To re-appoint Messrs BDO Stoy Hayward as the Auditors.

5.       To authorise the Directors to fix the remuneration of the Auditors.

6.       To transact any other ordinary business of the Company.


                                                          By Order of the Board

                                                          /s/ PG Machin
                                                          P G Machin
                                                          Secretary

                        FUTUREMEDIA PLC AND SUBSIDIARIES

Registered Office:         Nile House, Nile Street, Brighton, East Sussex,
                           England

Dated:                     12 February 2004

(1) A member entitled to attend and vote at this Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) Members and proxies may be asked to produce evidence of their identity in order to be admitted to the Meeting.

Voting Procedures

         The votes of shareholders present in person or represented by proxy at the Annual General Meeting will be tabulated by the Company Secretary.

         A quorum, consisting of at least two persons present in person or by proxy, and holding or representing by proxy in aggregate not less than one third of the issued share capital of the Company on 10th February 2004 will be required for the transaction of the business on the agenda for the General Meeting.

         The affirmative vote of the majority of the holders of shares present in person or by proxy and voting at the Annual General Meeting is required to approve the resolutions on the agenda for the Annual General Meeting.

         Except as provided below, the enclosed proxy, if executed and returned, will be voted as directed in the proxy.

         In the case of abstentions from voting of shares on any matter, the shares which are the subject of abstention ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative votes on the matter to be voted upon. Brokers may not vote shares held in street name on behalf of customers on a proposal without specific instructions from their customers.

         If a stockholder has not given any instructions on the proposals, then the votes attaching to such stockholder's shares are not counted for purposes of a quorum.

         If a stockholder has given instructions on some but not all of the proposals, then the votes attaching to the stockholder's shares are counted for the determination of a quorum for all purposes. On any given proposal, where no instructions are received from the customer, the votes attaching to such stockholder's shares ("broker non-votes") will not be counted as affirmative or negative votes on the matter to be voted upon.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                        CHIEF EXECUTIVE OFFICER'S REPORT

                             Highlights of the Year

In our fiscal year that ended 30 April 2003 we continued to execute our strategy of preparing Futuremedia plc for a return to profitability and moving the Company towards leadership in the European e-Learning market in terms of revenue, profitability, and strategic position.

With the cost reduction part of our return to profitability plan completed in the previous fiscal year, the focus for us this year has been predominantly on generating profitable revenue growth. The result of our focus was a 47% increase in our revenues from GBP911,000 in Fiscal 2002 to GBP1,342,000 in Fiscal 2003. The revenue growth was, to a large degree, derived from the continued growth in sales of Futuremedia's learning products and services, but also benefited from the full year impact of the acquisitions of PalmTeach and C2W that we completed in April and May 2002. Importantly, we won contracts with a number of key new customers including BUPA, National Health Service and Syngenta while retaining and growing our business with existing customers such as Royal Mail.

As a result of our revenue growth we were able to reverse a Gross Loss of (GBP625,000) in Fiscal 2002 to a Gross Profit of GBP228,000 in Fiscal 2003, and the Company's Net Loss almost halved from (GBP2,012,000) in Fiscal 2002 to (GBP1,088,000) in Fiscal 2003.

Subsequent to the end of the year we have continued our revenue growth by winning further significant sales including GBP183,000 from Britvic, GBP500,000 from Durham and Tees NHS, and most recently between GBP20 million and GBP22 million for the delivery of our Learning For All(TM) solution over three years to Royal Mail.

Our secondary focus during Fiscal 2003 was to secure our continued listing on NASDAQ and to enhance the value of our shares to reward our shareholders and build a platform from which to take full advantage of structural opportunities in a consolidating e-Learning marketplace.

During the year we raised GBP1.7 million in new equity capital from both new and existing shareholders and consequently the Company was able to demonstrate its full compliance with the NASDAQ listing requirements. As a further consequence we repaid all remaining debt, underlining the renewed financial stability of the Company.

Following the end of Fiscal 2003 we raised a further GBP280,000 to fund our growing investment in Learning For All(TM). Based on the improved performance of the business we anticipate that any future working capital or investment requirements for the coming year will be fully funded by cash generated by the existing business.

The development of Learning For All(TM) has provided us with a solution to the problem most e-Learning customers experience - to reach the staff and deliver learning at a time and place conducive to learning. More often than not, that place is proving not to be the office, either because a large portion of staff does not have regular access to a PC at work, or their working environment is too hectic to allow them to sit down to learn. Learning For All(TM), by combining tax incentives with corporate purchasing power, provides our customers with a highly cost effective and attractive way of providing their staff with PC and internet access from home.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

Through the acquisition of content management software company, Activna Objects Limited, in April 2003, and the equity investment for a 29.8% ownership in Swedish learning management system company, Luvit AB, we have prepared for the development of our next version of our Learning Management System.

With a complete e-Learning solution capability, we will now focus any future acquisitions on profitable learning companies that are successful in selling part of an e-Learning solution to an established customer base where we, post combination, can expand the solution and associated revenue per customer. This acquisition strategy was proven successful in our acquisition of the business and assets of e-Learning content production company IQdos Ltd., completed in July 2003.


                                 FUTURE OUTLOOK

The e-Learning market in Europe saw continued growth in Fiscal 2003 from both private sector companies and public organisations. On the supplier side, the market started to see the beginning of a consolidation, with a number of mergers, acquisitions or business failures. The number of profitable, financially stable, and sizeable e-Learning companies continues to be a very exclusive club.

We expect the European e-Learning market to continue to show significant growth in the coming years, coupled with a trend for customers to work with only those e-Learning suppliers who have the capacity to fully service their requirements and are the likeliest to remain in business.

With our proven and complete e-Learning solution in place, our financially stable position together with Company moving into sustainable profitability, our revenues rapidly propelling us into a European leadership position, our improved share price, and a seasoned management team, Futuremedia should be in a very strong position to capitalise fully on both the organic and inorganic opportunities ahead.

In summary - thanks to the continued business from our customers, the continued support by our shareholders, and the continued hard work and dedication by our employees - we ended Fiscal 2003 much stronger than we started, and as a real contender for the European e-Learning leadership position.

/s/ Mats Johansson

Mats Johansson
Chief Executive Officer
Futuremedia PLC

                        FUTUREMEDIA PLC AND SUBSIDIARIES


REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC at April 30, 2003 and 2002, and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Stoy Hayward

London, England

October 23, 2003

                        FUTUREMEDIA PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                        April 30,
                                                                 --------------------------------------------------------
                                                                     2003                 2003                 2002
                                                                     ----                 ----                 ----
                                                                    ($'000)             (GBP'000)            (GBP'000)
ASSETS

Current assets
   Cash and cash equivalents................................          699                  437                  445
   Accounts receivable, less allowance of GBP35,000
   ($56,000) in 2003 and GBP59,000 in 2002 for doubtful
   accounts.................................................          427                  267                  112
   Amounts recoverable on contracts.........................           70                   44                   15
   Other current assets.....................................           21                   13                    3
   Receivable from stock subscription                                 382                  239                    -
   Inventories - finished goods.............................            2                    1                    2
   Prepaid expenses.........................................          602                  376                  393
                                                                    -----                -----                 -----
   Total current assets.....................................        2,203                1,377                  970

Equity Investment in Luvit AB...............................          326                    204                   -

   Property held for Sale                                             720                  450                  908

Property and equipment
    Land and buildings......................................            -                    -                   59
    Audio visual and computer equipment.....................          683                  427                  414
    Office equipment........................................          114                   71                   71
                                                                    -----                -----                 -----
                                                                      797                  498                  544
Accumulated depreciation....................................          670                  419                  386
                                                                    -----                -----                 -----
                                                                      127                   79                  158

Other assets
Goodwill                                                              392                  245                   53
Intangible assets...........................................           99                   62                    -
Goodwill on Investment in Luvit AB..........................
                                                                    1,182                  739                    -
                                                                    -----                -----                 -----

Total assets................................................        5,049                3,156                 2,089
                                                                    =====                =====                 =====

See accompanying notes to the consolidated financial statements.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                        April 30,
                                                                    ---------------------------------------------------
                                                                         2003              2003             2002
                                                                         ----              ----             ----
                                                                        ($'000)         (GBP'000)         (GBP'000)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Fees received in advance.....................................            685              428               696
    Accounts payable.............................................            710              444               196
    Other taxes and social security costs........................            155               97                82
    Other accounts payable.......................................            174              109                19
    Other accrued expenses.......................................            325              203               119
    Convertible loan                                                           -                -               410
     Bank mortgage                                                           480              300                 -
                                                                           -----            -----             -----
        Total current liabilities................................          2,529            1,581             1,522


Shareholders' equity
         Ordinary shares of 1 1/9p each
         Authorized - 125,000,000
         Issued and outstanding- 78,194,457 at April 30, 2003,
         29,648,374 at April 30, 2002............................          1,390              869               329
         Shares to be issued 10,346,979 at April 30, 2002                      -                -               506
         Preference shares of 2p each
         Authorized - 2,000,000
         None issued.............................................              -                -                 -
         Additional paid-in capital..............................         27,070           16,921            14,822
         Accumulated deficit.....................................        (25,774)         (16,111)          (15,023)

Other comprehensive loss- cumulative translation
adjustment.......................................................           (166)            (104)              (67)
                                                                           -----            -----             -----
Total shareholders' equity.......................................          2,520            1,575               567


                                                                           -----            -----             -----
Total liabilities and shareholders' equity.......................          5,049            3,156             2,089
                                                                           =====            =====             =====

See accompanying notes to the consolidated financial statements.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Year ended April 30,
                                                                   (in 000's except share data)
                                                                   ----------------------------
                                                    2003              2003              2002               2001
                                                    ----              ----              ----               ----

                                                     $                GBP                GBP               GBP
Net Sales
    Products................................           995               622               394                400
    Services................................         1,152               720               517                343
                                                     -----               ---               ---                ---
Total Net sales.............................         2,147             1,342               911                743

Cost of sales
    Products................................           606               379               315                271
    Services................................         1,176              735              1,221             1,518
                                                     -----              ---              -----             -----
Total Cost of sales.........................         1,782             1,114              1,536             1,789


Gross profit/(loss).........................           365               228              (625)            (1,046)

Operating expenses
     Sales and marketing....................           146                91               165                558
     General and administrative.............         1,814             1,134             1,175              2,051
     Facilities expenses....................            70                44                63                157

Total operating expenses....................         2,030             1,269             1,403              2,766

Operating loss..............................        (1,665)           (1,041)           (2,028)            (3,812)

Interest income.............................             2                 1                32                120
Interest expense............................           (77)              (48)              (29)               (36)
Foreign currency gains......................             -                 -                13                 31

Net loss....................................        (1,740)           (1,088)           (2,012)            (3,697)
                                              ========================================================================

Loss per share basic and diluted............        (3.74)c           (2.34)p            (6.60)p           (12.71)p

Weighted average shares outstanding.........    46,414,194        46,414,194        30,501,619         29,098,429


See accompanying notes to the consolidated financial statements.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                          Number of       Share       Additional                                     Cumulative        Total
                          Ordinary       Capital       Paid-in     Shares to be     Accumulated     Translation    Shareholders'
                           Shares         Amount       Capital        Issued          Deficit        Adjustment       Equity
                        -------------- ------------- ------------- -------------- ---------------- --------------- --------------
                                         (GBP'000)    (GBP'000)     (GBP'000)        (GBP'000)        (GBP'000)       (GBP'000)
At April 30, 2000        27,416,152            305        12,253             -         (9,314)             (36)          3,208
                                                                                                                   --------------
Exchange translation
adjustments.....
                                  -              -             -             -              -              (41)            (41)
Net loss........                  -              -             -             -         (3,697)               -          (3,697)
                                                                                                                   --------------
Comprehensive
loss............                  -              -             -             -              -                -          (3,738)
                                                                                                                        -------
                                                                                                                   --------------
Issuance of shares
(net of issuance
costs of GBP69,000)
                          2,232,222             24         2,569             -              -                -           2,593
                        -------------- ------------- ------------- -------------- ---------------- --------------- --------------
At April 30, 2001        29,648,374            329        14,822             -        (13,011)             (77)          2,063
                                                                                                                   --------------
Exchange translation
adjustments.....                  -              -             -             -              -               10              10
Net loss........                  -              -             -             -         (2,012)               -          (2,012)
                                                                                                                   --------------
Comprehensive
loss............                  -              -             -             -              -                -          (2,002)
                                                                                                                        -------
                                                                                                                   --------------
Shares to be issued
(net of issuance
costs of GBP64,000)      10,346,979              -             -           506              -                -             506
                        -------------- ------------- ------------- -------------- ---------------- --------------- --------------
At April 30, 2002        39,995,353            329        14,822           506        (15,023)             (67)            567
                                                                                                                   --------------
Exchange translation
adjustments.....                  -              -             -             -              -              (37)            (37)
Net loss........                  -              -             -             -         (1,088)               -          (1,088)
                                                                                                                   --------------
Comprehensive
loss............                  -              -             -             -              -                -          (1,125)
                                                                                                                   --------------
Issuance of shares
(net of issuance
costs of
GBP120,000).....         38,199,104            540         2,099          (506)             -                -           2,133
                        -------------- ------------- ------------- -------------- ---------------- --------------- --------------
At April 30, 2003        78,194,457            869        16,921             -        (16,111)            (104)          1,575
                        ============== ============= ============= ============== ================ =============== ==============

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year ended April 30,
                                                    ---------------------------------------------------------------
                                                              2003           2003            2002           2001
                                                                 $            GBP             GBP            GBP
                                                              '000           '000            '000           '000
Operating activities
Net loss........................................            (1,740)        (1,088)         (2,012)        (3,697)
Adjustments to reconcile net loss to net cash
used by operating activities....................
   Depreciation.................................               209            131             147            111
   Shares issued for services...................                17             11              94              -
   Loss/(profit) on disposal of fixed assets....               188            118              (1)            16
   Amortization of deferred production costs....                 -              -               -            109
   Accounts receivable..........................              (238)          (149)            221            (61)
   Allowance for doubtful accounts..............               (38)           (24)            142           (175)
   Amounts recoverable on contracts.............               (46)           (29)            118             (9)
   Other current assets.........................               (16)           (10)             33             96
   Inventories..................................                 -              -               -              1
   Prepaid expenses.............................                27             17              51           (365)
   Deferred production costs....................                 -              -               -              -
   Fees received in advance.....................              (456)          (285)           (212)           903
   Accounts payable.............................               397            248            (466)           389
   Other accounts payable.......................               143             89            (107)            99
   Other taxes and social security costs........                24             15             (49)             7
   Other accrued expenses.......................               134             84            (262)           (35)
   Deferred tax valuation allowance.............                 -              -               -             65

Net cash used by operating activities...........            (1,395)          (872)         (2,303)        (2,546)
                                                            -------          -----   -------------  -------------


Purchase of equity investment...................            (1,026)          (641)              -              -
Capital expenditures............................               (19)           (12)           (137)          (130)
Proceeds on disposal of fixed assets............               480            300               1              -

Net cash used by investing activities...........              (565)          (353)           (136)          (130)
                                                              -----  -------------   ------------- --------------

Financing activities
Proceeds of share issues........................             2,315          1,447             423          2,661
Share issue costs...............................              (192)          (120)            (64)           (69)
Proceeds from short-term debt                                  480            300               -              -
(Repayment)/proceeds of/from Waverton                         (656)          (410)            (32)            58
                                                              -----          -----            ----            --
Net cash provided by financing activities.......             1,947          1,217             327          2,650
                                                             -----          -----    ------------   ------------
Effects of exchange rate changes................                 -              -              10            (39)
                                                                 -              -   ------------- ---------------
Net (decrease)/increase in cash and cash                       (13)            (8)         (2,102)           (65)
equivalents..
Cash and cash equivalents at beginning of period               712            445           2,547          2,612
                                                               ---            ---     -----------   ------------
Cash and cash equivalents at end of period......               699            437             445          2,547
                                                               ===            ===    ============   ============

Supplemental disclosure of cashflow information
Interest paid during the period.................                77             48              29             36
                                                                ==             ==    ============  =============

Supplemental disclosure of non-cash transactions
Issuance of shares in acquisitions..............               405            253              53              -
Issuance of shares for services.................                17             11              94              -
Issuance of shares in investment................               480            300               -              -
Receivable from stock subscription..............               382            239               -              -

See accompanying notes to the consolidated financial statements.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company's activities can be regarded as falling into one of two business segments. The first and largest is that of the provision of Internet and Intranet learning and communications products and services, with some production of learning and communications material on other media, such as CD-ROM. The second is that of resource consultancy, whereby Futuremedia provides source information residing in the public domain on waste and resource management to large corporates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries (together the "Company"). All inter-company accounts and transactions have been eliminated.

Financial Resources and Going Concern

In the course of its operations the Company has sustained continuing operating losses which have resulted in the Company requiring short-term bank and other loans and equity and loan stock finance to sustain its operations. Since its initial public offering ("IPO"), the Company has incurred net losses and experienced negative cash flows from operating activities, and at. November 12, 2003, the Company's cash resources and available borrowings are less than the resources the management intends to use for maintaining the current level of operations for the next twelve months. However, management believes that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent order for the Company's Learning for All product from the Royal Mail, have improved the expectation of revenues and cashflows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2003 on a going concern basis.

Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Convenience Translations

Translation of the financial statements at April 30, 2003 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2003 Noon Buying Rate of GBP1.00 to $1.5998.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and market value.

Property and Equipment

Property and equipment is carried at cost. Depreciation is charged on a straight-line basis to costs and expensed over the expected useful lives of the assets. Depreciation is provided at the following annual rates:

Freehold buildings.................................2%
Freehold land.....................................Nil
Property improvements..............................20%
Audiovisual and computer equipment
         Long-term.................................15%
         Mid-term..................................20%
         Short-term................................33%
         Office equipment..........................20%

Leasehold improvements are amortized over the shorter of their estimated lives and the non-cancelable term of the lease.

Freehold land and buildings are held for sale at the lower of cost less depreciation and fair value less cost to sell.

The freehold buildings have not been depreciated since they were put on the market.

Goodwill

The Company adopted SFAS No. 142 on May 1, 2002. Under this standard, goodwill will be tested for impairment on an annual basis or whenever indicators of impairment arise. The Company completed its transitional impairment tests in the quarter ended October 31, 2002 and no impairment was recorded. Prior to May 1, 2002, goodwill was tested for impairment in a manner consistent with property, plant and equipment and intangible assets with a definite life.

The Company performed the required annual impairment test as of February 1, 2003. This test indicated that there was no impairment.

Net Sales

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2003 can be categorized by activity into one of five operating departments.

Consultancy Service - Consultancy revenues fall into the Futuremedia Learning Services unit. These revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Bespoke Products - Bespoke production revenues are managed within Futuremedia Content Studio. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on a percentage-of- completion basis based on costs incurred.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. These systems can include multiple elements such as: a license for Solstra, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the licence.

Blended Learning Solution - Blended Learning solutions are those which combine an element of e-Learning, together with physical classroom or workbook based training The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognized over the period of the licence agreement and the remaining element is recognized on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks.

In other situations, the Company allocates revenue to the elements based on objective evidence of the fair value. Revenue is recognized when the following criteria are met for each element:

      -     There is persuasive evidence of an arrangement

      -     The Company has delivered the product to the customer

      -     Collection of the fees is probable; and

      - The amount of the fees to be paid by the customer is fixed and determinable

Revenue received for hosting and support services are recognized over the service period.

Pensions
The Company operates a number of defined contribution pension plans. Contributions are charged to income as they become payable in accordance with the rules of the plans.


Foreign Currency Translation
Transactions in non-functional currencies are recorded at the rates ruling at the date of the transactions. Gains and losses resulting from non-functional currency translations, and the remeasurement of non-functional currency balances are included in the determination of net income in the period in which they occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

Assets and liabilities of overseas subsidiaries are translated at the exchange rate in effect at the year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in a separate component of shareholder's equity.

Equity Method Investments

Investments in companies in which Futuremedia Plc has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Under the equity method, only Futuremedia Plc investment in and amounts

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES (continued)

due to and from the equity investee are included in the consolidated balance sheet; only Futuremedia Plc's share of the investee's earnings is included in the consolidated operating results.

Long-Lived Assets

Long lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets, when any such impairment exists, the related assets will be written down to fair value.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's only item of other comprehensive income (loss) is foreign currency translation adjustments.

Loss Per Share

Earnings per share figures have been calculated using the method required by Statement of Financial Standards No. 128 "Earnings per Share". Under the provisions of SFAS NO. 128, basic net loss per share is computed by dividing the loss attributable to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation excludes a total of 2,448,574 warrants to purchase an equivalent number of Ordinary shares, together with 5,431,951 options to purchase Ordinary shares outstanding as at April 30, 2003 under the Company's Executive Approved and Unapproved Share Option Schemes.

Income Taxes

The Company accounts for income taxes using the liability method required by statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-based employee compensation

The Company's financial statements are presented in accordance with the Accounting Principles Board's Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the quoted market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined. As the Company only issues fixed term stock option grants at or above the quoted market price on the date of the grant, there is no compensation expense recognized in the accompanying combined financial statements. The Company adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which requires certain financial statement disclosures, including pro forma operating results had the Company prepared its consolidated financial statements in accordance with the fair value based method of accounting for stock-based compensation.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation Transition and Disclosure ("SFAS 148"), the pro forma effects of stock-based compensation on net income (loss) and net earnings per share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:


                                                          April 30,
                                               2003         2002         2001
                                               -----        -----        ----
         Risk-free interest rate                4.0%         3.8%          5.2%
         Volatility                            19.0%        31.8%        127.6%
         Expected life (years)                  3.3          3.3           8.0

                                                                          Year ended April 30
                                                  --------------------------------------------------------------------
                                                       2003              2003             2002             2001
                                                       ----              ----             ----             ----
                                                      ($'000)         (GBP '000)       (GBP '000)        (GBP'000)
Net loss as reported.......................           (1,740)          (1,088)           (2,012)          (3,697)
Add: Total stock-based employee compensation
expense determined under fair value based
method for all awards, net of tax                      (170)             (106)             (44)            (195)
Pro-forma net loss.........................           (1,910)          (1,194)           (2,056)          (3,892)

                                                         $               GBP               GBP              GBP
Net loss per share as reported.............           (3.74)c          (2.34)p           (6.60)p         (12.71)p
Pro forma net income (loss) per ordinary share:
                                 Basic                (4.11)c          (2.57)p           (6.74)p         (13.38)p
                                 Diluted              (4.11)c          (2.57)p           (6.74)p         (13.38)p


Advertising Costs

All advertising costs incurred in the promotion of the Company's products and services are expensed as incurred. Advertising costs were GBP65,000, GBP16,000, and GBPNil for the years ended April 30, 2001,2002 and 2003.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for doubtful accounts

Accounts receivable consist primarily of amounts due to us from our normal business activities. The Company's ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. We maintain an allowance for doubtful accounts to reflect the estimated future uncollectability of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of April 30, 2003, is adequate. However, actual write-offs might exceed the recorded allowance.


                                           2003          2003           2002
                                           $'000        GBP'000       GBP'000

       Allowance at May 1                   94            59            201

       Utilized during year                (94)          (59)          (201)

       Provided in year                     56            35             59

       Allowance at April 30                56            35             59

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2        LOANS

The Convertible Loan was due for repayment in July, 2002, but was not repaid on the due date due to a lack of available funds, but the convertible loan note holder agreed to defer repayment until the Company had secured additional financing to enable it to do so. Under the contractual term of the convertible loan, interest was payable at 20% per annum beyond the contractual settlement date. The convertible loan remained in place on these terms until January 2003, when a final settlement was agreed simultaneously with the Company concluding an agreement for the sale of its premises at Arundel, West Sussex.

At the same time, the Company entered into a short term mortgage arrangement with a major bank under which it drew down GBP300,000 ($480,000) to enable the full repayment of the above loan and to provide further working capital until such time that the total proceeds of sale were received. Interest was payable at the rate of 6.0% per annum.

                                                                 April 30
                                                           ---------------------
                                                           2003             2002
                                                           ----             ----
                                                                 (GBP'000)

Bank mortgage loan                                          300               -
                                                            ===              ===
Convertible Variable Rate Unsecured Loan Stock 2002           -              410
                                                            ===              ===

The Bank mortgage loan, which was secured by way of a charge on the property, included a maximum loan period not to exceed twelve months, an interest rate of 2% above the Bank's own base rate, payable on repayment. The loan was repaid, subsequent to the year end, in May 2003 when the second part of the property sale was completed.

3        FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                       April 30,
                                         -----------------------------------------------------------------------
                                                        2003                                 2002
                                         ------------------------------------ ----------------------------------
                                          Carrying Value      Fair Value         Carrying Value       Fair Value
                                          --------------      ----------         --------------       ----------
                                             (GBP'000)         (GBP'000)            (GBP'000)        (GBP'000)
Cash and cash equivalents...........              437               437                 445              445
Unsecured loan stock................               -                 -                  410              410
Short term mortgage                               300               300                  -                -

The carrying value of these financial instruments approximates fair value due to the short period until maturity.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4        INCOME TAXES

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                         April 30,
                                             ----------------------------------
                                                  2003              2002
                                                  ----              ----
                                                        (GBP'000)
Book over tax depreciation                             99               97
Operating losses carried forward                    4,224            4,005
Other differences and tax benefits of
exceptional pension charge                             -                40
                                                -----------      ------------
                                                    4,323            4,142
Less:  valuation allowance                         (4,323)          (4,142)
Net deferred tax assets                                 -                -
                                                ============     ============

There is no time limit on the utilization of the operating losses carried forward tax value. GBP14,080,000) which are specific to certain companies and cannot be relieved against profits in other Group companies. Amounts invested in foreign subsidiaries are considered permanently invested. It is not possible to determine taxes on undistributed earnings.

For financial reporting purposes, loss before income taxes includes the following components :

                                             Year ended April 30,
                                  -------------------------------------------
                                       2003            2002         2001
                                       ----            ----         ----
                                                  (GBP'000)
United Kingdom                        (1,027)        (1,985)       (3,664)
Overseas                                 (61)           (27)          (33)
                                      ------         ------        ------
                                      (1,088)        (2,012)       (3,697)
                                      ======         ======        ======


The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:

                                                                       Year ended April 30,
                                          --------------------------------------------------------------------------------
                                                     2003                       2002                           2001
                                           (GBP'000)       %         (GBP'000)           %          (GBP'000)        %
Statutory rate......................            (326)        (30.0)       (604)         (30.0)        (1,110)       (30.0)
Unrelievable UK tax losses..........             291          26.8         550           27.3          1,094         29.6
Non deductible expenses.............              35           3.2          54            2.7              -            -
Other sundry items..................               -             -           -              -             16          0.4
                                             --------      -------     --------       --------     ----------    ---------
                                                   -             -           -              -              -            -
                                             ========      =======     ========      =========     ==========    =========

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5        LEASE COMMITMENTS

The future minimum rental payments under non-cancelable operating leases at April 30, 2003 are:

                                                     Equipment
                                                  ---------------
                                                      (GBP'000)
2004........................................            2
2005........................................            1
2006........................................            -
2007                                                    -
2008........................................            -
2009                                                    -


Rental expense was GBP105,000, GBP71,000 and GBP11,000 ($18,000) for the years ended April 30, 2001, 2002 and 2003.

6        PREPAID EXPENSES

Prepaid expenses for the year ended April 30, 2003 of GBP376,000 ($601,000) includes the forward purchase of learning materials in respect of existing customer contracts of GBP323,000, together with prepaid expenses for hosting services, dues and subscriptions, insurances and salary sacrifices aggregating GBP53,000.

Prepaid expenses for the year ended April 30, 2002 of GBP376,000 included the forward purchase of learning materials of GBP276, together with prepaid expenses for hosting services, office rent, insurances, dues and subscriptions and insurances aggregating GBP100,000.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7        SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS

The Company views its business as falling into one of two operating segments. The major segment is that of e-Learning and comprises the provision of its own and third party products and services which together provide clients with learning solutions. The second and much smaller segment is that of resource consultancy, a capability provided as a result of the Company's acquisition of C2W Limited in May 2002. The accounting policies for the segments are the same as those described in the summary of accounting policies.

                                   2003          2003        2002         2001
                                  $'000        GBP'000      GBP'000      GBP'000
Net Sales:
e-Learning services                1,827         1,142         911          743
Resource consultancy services        320           200           -            -
                                  ------        ------      ------       ------
Total Net Sales                    2,147         1,342         911          743

Cost of sales
e-Learning services                1,528           955       1,536        1,789
Resource consultancy services        254           159           -            -
                                  ------        ------      ------       ------
Total Cost of sales                1,782         1,114       1,536        1,789

Gross profit/(loss):
e-Learning services                  299           187       (625)      (1,046)
Resource consultancy services         66            41           -            -
                                  ------        ------      ------       ------
Total Gross profit/(loss)            365           228       (625)      (1,046)

Operating expenses:
e-Learning services                1,841         1,151       1,403        2,766
Resource consultancy services        189           118           -            -
                                  ------        ------      ------       ------
Total Operating expenses           2,030         1,269       1,403        2,766

Operating loss
e-Learning services               (1,542)         (964)     (2,028)      (3,812)
Resource consultancy services       (123)          (77)         -            -
                                  ------        ------      ------       ------
Total Operating loss              (1,665)       (1,041)     (2,028)      (3,812)

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7        SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS (CONTINUED)


                                     2003              2003             2002
                                    $'000             GBP'000           GBP'000

Assets:
e-Learning services                  1,313               821              458
Resource consultancy services          194               121                -
                                       ---               ---              ---
Total segment assets                 1,507               942              405

Unallocated assets:
Cash                                   699               437              445
Prepaid expenses                        85                53              117
Other current assets                   403               252                3
Property and equipment                 847               529            1,066


Goodwill                             1,182               739                -
Investments                            326               204                -
                                       ---               ---              ---

Total assets                         5,049             3,156            2,089


The Company's sales were divided by geographical location of customer as follows:

                                                   Year ended April 30,
                                           -------------------------------------
                                               2003         2002       2001
                                               ----         ----       ----
                                                        (GBP'000)
United Kingdom...........................      1,340           849      491
Rest of Europe...........................          2             3      149
Rest of the World........................          -            59      103
                                              ------        ------    -----
                                               1,342           911      743
                                              ======        ======    =====

During the year ended April 30, 2003, one customer accounted for 59% of sales and another for 10% of sales; during the year ended April 30, 2002, one customer accounted for 69% of sales and another for 9% of sales, and during the year ended April 30, 2001, two customers each accounted for 20% of sales.

At April 30, 2003 the major customers identified above accounted for 10% of the amounts receivable, 8% in 2002 and 23% in 2001.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7        SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS (CONTINUED)


Information about the Company's operations by geographic area is as follows:

                                                   United      Rest of the    Eliminations  Consolidated
                                                   Kingdom        World
                                                                       (GBP'000)
Year Ended April 30, 2003

Net sales
         Customers                                   1,342                            -       1,342

         Total                                       1,342                            -       1,342
                                                    ------          ------       ------      ------
Operating Loss
                                                    (1,023)             (18)           -      (1,041)
Net Interest  income and foreign  currency gains
and losses                                                                                         .
                                                                                  ------      ------
                                                        (5)             (43)           -         (48)
                                                     ------          ------       ------      ------
Loss before income taxes                             (1,027)                           -      (1,088)
                                                     ======          ======       ======      ======

Identifiable assets                                      79                                       79
                                                     ======          ======       ======      ======



Year Ended April 30, 2002

Net sales
         Customers                                      911                            -         911
                                                    ------          ------       ------      ------
         Total                                          911                            -         911
                                                     ======          ======       ======      ======
Operating Loss                                       (2,028)                           -      (2,028)
Net Interest income and foreign currency gains           45             (29)           -          16
                                                    ------          ------       ------      ------
and losses
Loss before income taxes                             (1,983)            (29)           -      (2,012)
                                                     ======          ======       ======      ======
Identifiable assets                                     158                                     1589
                                                     ======          ======       ======      ======

Year Ended April 30, 2001

Net sales
         Customers                                      743                            -         743
                                                                     ------       ------      ------
         Total                                          743                            -         743
                                                     ======          ======       ======      ======
Operating Loss                                       (3,812)                           -      (3,812)
Net Interest  income and foreign  currency gains
and losses                                              148             (33)           -         115
                                                                     ------       ------      ------
Loss before income taxes                             (3,664)            (33)           -      (3,697)
                                                                     ======       ======      ======

Identifiable assets                                     167               -            -         167
                                                     ======          ======       ======      ======

                        FUTUREMEDIA PLC AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.       PENSION PLANS

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to Income as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP38,000 ($61,000) in 2003, GBP43,000 in 2002, and GBP51,000 in 2001. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

9.       ACQUISITIONS

Operations of acquired companies are included in consolidated operations from the date of acquisition and that the fair value of common stock was determined based on the quoted market price when the terms of acquisition were agreed to.

The Company acquired, on March 1, 2002, the assets and business of Palm Teach Limited for a total consideration of GBP54,000 ($85,000) The consideration of GBP54,000 represents the fair value of the 759,700 shares issued to the shareholders. The net assets at the time of the acquisition amounted to approximately GBP1,000. As of the year end, GBP53,000 was therefore recorded as goodwill.

In May 2002, the Company acquired the assets and business of C2W Limited, a services company providing resource and management consultancy to corporate clients, for a total consideration of GBP29,000 ($46,000). The consideration of GBP29,000 represents the fair value of the 454,400 shares issued to the shareholders. As at the year-end, GBP29,000 ($32,000) was recorded as Goodwill. The acquisition was accounted for using the purchase method.

In April 2003, the Company acquired the assets of Activna Objects Limited ("Activna"), a non-trading UK company with ownership of a software tool that the Company believes will substantially reduce the development time and cost for a new third generation e-Learning management system. The net assets of Activna, comprising the software intangible of GBP62,500, sundry creditors of GBP62,500 and sundry debtors of GBP100, amounted to GBP100 ($160), were acquired for a total consideration of GBP224,000 ($350,000). The consideration of GBP224,000 represents the fair value of the 3,500,000 shares issued to the shareholders. As at the year-end, the whole of the GBP224,000 ($350,000) is recorded as Goodwill. The acquisition was accounted for using the purchase method. A formal purchase price allocation has not been finalized. The Company expects to finalize this in 2004 fiscal year as the Company is in the process of determining the fair value of the internally generated software purchased.

Also in April 2003, the Company acquired a 29.8% shareholding in Luvit AB, which has been accounted for under equity accounting rules. The total consideration paid for this shareholding amounted to GBP643,000 ($1,000,000) in cash and GBP300,000 ($480,000) in Futuremedia shares, and represents fair value for the cash and 4,685,315 shares issued.

At the time of the investment, the net assets of Luvit AB amounted to GBP686,000 ($1,097,000), therefore these financial statements show an investment value arising from this transaction of GBP204,000 ($326,000), representing Futuremedia's 29.8% shareholding, with the remaining GBP739,000 ($1,182,000) appearing as goodwill.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.       ACQUISITONS (continued)

                                       F19
The following is summarized financial information on the assets and liabilities of Luvit AB as of 31 March 2003.


                                             As of March 31, 2003
                                     $(000's)      GBP(000's)     SEK(000's)

Total current assets                     581           363          4,868
Total non-current assets               1,115           697          9,357
Total assets                           1,696         1,060         14,225

Total current liabilities                926           579          7,772
Total non-current liabilities            474           296          3,976
Total liabilities                      1,400           875         11,748
Net assets                               296           185          2,477


10.      INTANGIBLE ASSETS AND GOODWILL

Intangible Assets
                                                    Year ended April 30
                                            -----------------------------------
                                                2003                 2002
                                                ----                 ----
       Cost                                              (GBP'000)
       At May 1.............................     264                 264
       Additions ...........................      62                   -
       Amounts written off..................       -                   -
                                              ------              ------
       At April 30..........................     326                 264
                                                 ---                 ---

       Amortization
       At May 1.............................     264                 264
       Charge for year......................       -                   -

       Amounts written off..................       -                   -
                                              ------              ------
       At April 30..........................     264                 264
                                                 ---               -----
       Net book amount at April 30..........      62                   0
                                                  ==               =====


The addition in 2003 represents the software tool owned by Activna Objects Limited, acquired by Futuremedia in April 2003. GBP264,000 in 2002 represents internally developed software.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.      INTANGIBLE ASSETS AND GOODWILL (continud)


The table below shows expected amortization expense for acquired intangible assets recorded as of April 30, 2003.

                                                      2004    2005    2006
                                                      ----    ----    ----
        Amortization expense (GBPthousands)             21      21      20


The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events.

Goodwill

                                            ----------------- -----------------
                                               2003                   2002
                                               ----                   ----
           Cost                                           (GBP'000)
           At May 1.........................     53                       -
           Additions .......................    931                      53
           Amounts written off..............      -                       -
                                             ------                  ------
           At April 30......................    984                      53
                                                ===                      ==


Of the GBP984,000 goodwill at April 30, 2003, GBP30,000 is attributable to the resource consultancy business segment, GBP216,000 to the e-Learning business segment and the remaining GBP739,000 being the investment in Luvit, is not allocable to business segment.


11.      PROPERTY PLANT AND EQUIPMENT

                                                                              April 30,
                                                -----------------------------------------------------------------------
                                                              2003                                2002
                                                              ----                                ----
                                                 Cost     Depreciation     Net       Cost     Depreciation      Net
                                                 ----     ------------     ---       ----     ------------      ---
                                                                           (GBP'000)
Property improvements....................           -            -           -          59            59          -
Audiovisual and computer equipment
    Mid-term.............................          78           78           -          78            69          9
    Short-term...........................         349          283          66         336           237         99
Office Equipment.........................           71          58          13          71            21         50
                                                 -----                      --       -----        ------        ---
                                                  498          419          79         544           386        158
                                                =====        =====         ===       =====         =====       ====

The net book value includes no amounts in respect of assets held under capital leases.

Freehold land and buildings at a carrying value of GBP450,000, ($720,000) are held for sale at the lower of cost less depreciation and fair value less costs to sell at April 30, 2003, and represents the second and final part outstanding on the agreement for sale reached in January 2003 whereby the property was divided into two separate parts. The sale of the remaining part was concluded in May 2003. The whole of the loss on sale amounting to GBP118,000 ($188,000) has been taken to the income statement in the current fiscal year.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      CHANGES IN SHAREHOLDER EQUITY


In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares and another non-US investor purchased 277,778 Ordinary shares at a price of GBP1.12 ($1.80) per Share for an aggregate purchase price of approximately GBP2.5 million ($4.0 million) in cash.

Also in July 2000, an option to purchase 10,000 ordinary shares at a price of GBP0.31 ($0.50) per ordinary share under the Company's Unapproved Executive Share Option Plan was exercised by an employee of the Company.

In March 2002, the Company contracted for the issue of and received the cash for an aggregate of 4,702,410 Ordinary Shares at a price of GBP0.051 ($0.083) per Ordinary Share representing an aggregate purchase price of approximately GBP244,000 ($390,000).

Also in March 2002, the Company contracted for the issue of an aggregate of 759,700 Ordinary Shares at a market price of GBP0.04 ($0.07) per Ordinary Share pursuant to the stock transaction for the acquisition of the assets of Palm Teach Limited, together with the issue of an aggregate 702,900 Ordinary shares at a market price of GBP0.04 ($0.07) per Ordinary share to four key individuals on their joining the Company.

Also in April 2002, the Company contracted for the issue of and received the cash for 3,276,923 Ordinary shares at a price of GBP0.041 ($0.065) per Ordinary Share representing an aggregate purchase price of approximately GBP133,000 ($213,000).

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of GBP0.044 ($0.07) per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of GBP35,000 ($56,000). At the same time, a further 102,000 Ordinary Shares at a price of GBP0.044 ($0.07) per Ordinary Share were agreed to be issued in settlement of outstanding invoiced charges for work done for the Company.

In May, 2002, the Company issued 454,400 Ordinary Shares at a market price of GBP0.0690 ($0.10) per Ordinary share pursuant to the stock transaction for the acquisition of C2W limited.

In September 2002, the Company issued 7,644,346 Ordinary Shares at a price of GBP0.0458 ($0.065) per Ordinary Share for aggregate proceeds of approximately GBP350,000 ($560,000) pursuant to a Regulation 'S' placement.

In October 2002, the Company issued 2,727,647 Ordinary Shares at a price of GBP0.055 ($0.085) per Ordinary Share for aggregate proceeds of approximately GBP150,000 ($232,000) pursuant to a Regulation 'S' private placement.

In December 2002, the Company issued 231,396 Ordinary Shares at a price of GBP0.0484 ($0.075) for an aggregate of GBP11,000 ($17,000) pursuant to an agreement for the payment of sales commissions to a third party.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      CHANGES IN SHAREHOLDERS EQUITY (continued)

In April 2003, the Company issued 16,706,000 Ordinary shares at a price of GBP0.064 ($0.10) per Ordinary share for aggregate proceeds of approximately GBP1,071,000 ($1,670,000) pursuant to a Regulation 'S' private placement. At April 30, 2003, $202,000 of the $1,670,000 was outstanding and received subsequently to the year-end.

Also in April 2003, the Company issued 2,250,000 Ordinary shares at a price of GBP0.051 ($0.08) per Ordinary share for aggregate proceeds of approximately GBP115,000 ($180,000) pursuant to a Regulation 'S' private placement. This investment agreement also provided for the issue of 1,594,334 warrants to purchase an equivalent number of Ordinary Shares at a price of GBP0.053 ($0.085) per Ordinary Share, valid for three years. The proceeds of $180,000 were outstanding at April 30, 2003 and were received subsequently to the year-end.

Also in April 2003, the Company issued 4,685,315 Ordinary Shares at a price of GBP0.0625 ($0.10) per Ordinary Share pursuant to an agreement to acquire 3,350,000 shares in Luvit AB from the present holder, Volito AB, for an aggregate price of GBP300,000 ($480,000) approximately.

Also in April 2003, the Company issued 3,500,000 Ordinary Shares pursuant to an agreement to acquire the entire share capital of Activna Objects Limited.

At April 30, 2003 there were 854,240 warrants outstanding for the purchase of an equivalent number of Ordinary shares, issued in August 1993 at the time of the Company's initial float, at a price of $5.65 per Ordinary Share, which were due to expire in August 2003. The Company decided not to extend these warrants for any further period, and consequently these warrants lapsed subsequent to the year-end, in August 2003. There were also 1,594,334 warrants outstanding at April 30, 2003 redeemable for the purchase of an equivalent number of Ordinary shares at a purchase price of $0.085 per Ordinary Share, issued in April 2003, which expire in April 2006.

All shares contracted to be issued in 2002 were issued in 2003.

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS

In July 1993, the Company adopted three employee profits share or share option schemes, as follows. Under the Company's "Approved Executive Share Option Scheme", options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full time employee, other than a director, of the Company who is not within two years of his or her due date for retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company's ADSs on the date of grant. The value of shares underlying the options granted to any employee may not exceed the greater of 100,000 ($162,000) or four times earnings. An option generally becomes exercisable three years after the date on which it was granted, and may not be exercised more than ten years after the date of grant. In certain circumstances, an option will be exercisable after the death or termination of the employment of the option holder. No UK income tax will be payable, even if the options are granted at a discount to market value, either at the time of the grant or the exercise of the options, although there are certain conditions that must be satisfied concerning the timing of any exercise. UK capital gains tax may be payable at the time of the ultimate disposition of the underlying shares.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)


Under the Company's "Unapproved Executive Share Option Scheme", options may be granted to selected full-time employees, including directors, based on their performance. The exercise price of the options granted must be at least the fair market value of the Company's ADSs. The value of options to be granted is not subject to any financial limit, although the number of shares over which the options may be granted is subject to an overall restriction.

In addition to the foregoing, the Company maintains a net profit sharing plan (the "Employee Profit Share Scheme" or the "Incentive Profit Sharing Scheme") pursuant to which cash may be paid to employees out of the Company's annual profits. No such distributions were made in the years ended April 30, 2003, 2002 or 2001. Pursuant to an agreement with the underwriter of the Company's initial public offering, the aggregate value of the cash that may be issued annually under the Employee Profit Share Scheme will not exceed 10% of the Company's pre-tax profits, and, based on the Company's performance, may be limited to 10% of the Company's post-tax profits.

Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.

Under the Approved Executive Share Option Scheme, 759 options at an exercise price of $4.25 and 947 options at an exercise price of $2.55 were outstanding at the year end which subsequently lapsed without being exercised on August 19, 2003. 20,500 options are outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 13,500 options are outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.


A summary of the option outstanding under the Company's "Approved Share Option Scheme" as at April 30, 2003 is as follows:

                                      Number of Shares         Weighted
                                       Under Option          Average Option
                                                             Price Per Share

Outstanding April 30, 2000                  46,962            $   1.4277
Options granted                             90,000            $   1.5938
Options forfeited                          (58,574)           $   1.5741
                                         ---------            ----------
Outstanding April 30, 2001                  78,388            $   1.5090
Options forfeited                          (37,865)           $   1.4767
                                         ---------            ----------
Outstanding April 30, 2002                  40,523            $   1.5096
                                         =========            ==========
Options forfeited                           (4,817)           $   3.2053
                                         ---------            ----------
Outstanding April 30, 2003                  35,706            $   1.2809
                                         =========            ==========

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

The following options have been issued under the Company's "Unapproved Executive Share Option Scheme", and were outstanding as at April 30, 2003.

      No of                 Subscription             Date                           Exercisable when the Market
     Shares                     Price             Exercisable       Expiry Date     Price at least equals
-----------------------------------------------------------------------------------------------------------------
      5,000                    $0.53               Current          Oct 2007        No Restriction
      5,000                    $0.19               Current          Jan 2007        No Restriction
    100,000                    $1.00               Current          Sept 2010       No Restriction
     69,750                    $0.35              Current           May 2011        No Restriction
     69,750                    $0.35              Current           May 2011        No Restriction
     69,750                    $0.35               05/01/04         May 2011        No Restriction
     69,750                    $0.35               11/01/04         May 2011        No Restriction
    100,000                    $0.25               Current          Oct 2006        $1.00
      5,000                    $0.19               Current          Sept 2010       No Restriction
      5,000                    $0.59               Current          Sept 2010       No Restriction
    474,750                    $0.15               Current          Feb 2012        No Restriction
  1,223,355                    $0.15               Current          Feb 2012        No Restriction
    474,750                    $0.10               Current          Feb 2012        No Restriction
  1,424,390                    $0.10               Current          Feb 2012        No Restriction
     50,000                    $0.09               10/16/03         Oct 2012        No Restriction
     50,000                    $0.09               10/16/04         Oct 2012        No Restriction
     50,000                    $0.09               10/16/05         Oct 2012        No Restriction
     25,000                    $0.09               10/16/03         Oct 2012        See (1) Below
     25,000                    $0.09               10/16/04         Oct 2012        See (1) Below
     25,000                    $0.09               10/16/05         Oct 2012        See (1) Below
     50,000                    $0.09               10/16/03         Oct 2012        See (1) Below
     50,000                    $0.09               10/16/04         Oct 2012        See (1) Below
     50,000                    $0.09               10/16/05         Oct 2012        See (1) Below
    125,000                    $0.09               11/01/03         Nov 2012        No Restriction
    125,000                    $0.09               11/01/04         Nov 2012        No Restriction
    100,000                    $0.09               11/01/03         Nov 2012        See (1) Below
    150,000                    $0.09               11/01/03         Nov 2012        See (1) Below
     66,667                    $0.09               11/03/03         Nov 2012        No Restriction
     66,667                    $0.09               11/03/04         Nov 2012        No Restriction
     66,666                    $0.09               11/03/05         Nov 2012        No Restriction
     25,000                    $0.09               11/03/03         Nov 2012        See (1) Below
     25,000                    $0.09               11/03/04         Nov 2012        See (1) Below
     25,000                    $0.09               11/03/05         Nov 2012        See (1) Below
     50,000                    $0.09               11/03/03         Nov 2012        See (1) Below
     50,000                    $0.09               11/03/04         Nov 2012        See (1) Below
     50,000                    $0.09               11/03/05         Nov 2012        See (1) Below
-----------

  5,396,245
===========


(1) Exercisable only on achievement of the option holders achieving an agreed level of customer orders within an agreed period. None of these targets were met in the year. Failure to meet these targets will result in the lapse of the options.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

The Company accounts for options granted under these plans in accordance with the provisions of APB No. 25. Variable options are required to be marked to market at each period end until they are forfeited, exercised, or expire unexercised. Those options whose vesting is dependent on performance will be accounted for as variable options until the performance criteria is met.

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003, and are now accounted for as variable options. There is an immaterial difference between the exercise price of the variable options and the trading price of the Company's stock at the year end, therefore no compensation expense was recorded in the current fiscal year.

A summary of the options outstanding under the Company's "Unapproved Share Option Scheme" as at April 30, 2003 is as follows:


                                           Number of Shares    Weighted Average
                                           Under Option        Option Price Per
                                                               Share

Outstanding at April 30, 2000 ..........     1,794,000            $     0.83
                                            ----------
Option granted .........................     1,010,001            $     1.41
Options lapsed .........................      (280,667)           $     1.47
Options exercised ......................       (10,000)           $     0.50
                                            ----------
Outstanding at April 30, 2001 ..........     2,513,334            $     0.99
Options granted ........................     4,742,251            $    0.165
Options lapsed and cancelled ...........    (2,796,834)           $   0.9056
                                            ----------
Outstanding at April 30, 2002 ..........     4,458,751            $   0.1605
                                            ==========
Options granted ........................     1,365,000            $   0.0883
                                            ==========
Options lapsed and cancelled ...........      (427,506)           $   0.1267
                                            ==========
Outstanding at April 2003 ..............     5,396,245            $    0.095
                                            ==========


No share options were granted at market price in the years to April 30, 2003 and 2002. 313,338 share options were granted at market price in the year ended April 30, 2001.

The weighted average fair value of the 375,000 options granted at below market price in the year ended April 30, 2003 was GDP0.030 ($0.047). There were no options granted at below market price in 2002. The weighted average fair value of options granted below market price in the year ended April 30, 2001 was GBP0.60. The weighted average fair value of the 990,000 options granted above market price in the year ended April 30, 2003 was GBP0.023 ($0.037), 2002 GBP0.04 and 2001 GBP0.28. The determination of the fair value of all stock options granted in 2003, 2002 and 2001 was calculated using the Black Scholes method based on (i) risk-free interest rates of 4.00% (2002: 3.84% and 2001:
5.25%), (ii) expected option lives of 3 to 5 years (weighted average 3.3 years),
(iii) dividend yield of 0% and iv) a volatility of 0.190 (2002: 0.318 and 2001:
1.276).

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.      NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer and that, therefore, the issuer must classify them as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective at the beginning of the second quarter of 2004. The Company has determined that the statement will not have a material impact on the consolidated financial position, results of operations and cash flows of the Company.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (FIN No. 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting, by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company currently does not provide any guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46). The interpretation clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No.46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable for periods ending after December 15, 2003.

The Company does not expect this Interpretation to have an effect on the consolidated financial statements.

In November 2002, the EITF released Issue Abstract No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables." This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangements meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The Company will be required to adopt the provision of this consensus are applicable for revenue arrangements entered into after June 30, 2003. The company is currently evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15.      COMMITMENTS

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001.The total value of the contract was approximately GBP1,000,000 ($1,600,000). This contract was renewed for a further twelve months from April 1, 2003. In November 2003, the Company was awarded a significant contract by Royal Mail for the provision of its Learning for All product to all the client's employees. It is expected that the Company will have to make significant commitment to third party suppliers in the delivery of these products and services.


16.      SUBSEQUENT EVENTS

Subsequent to the year end, in July, 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Futuremdia shares, valuing the acquisition at approximately GBP238,000 ($380,000). IQDos Limited, a wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-Learning content and also provides e-Learning consultancy services, and will substantially improve the capability of Futuremedia to present itself to the marketplace as a single point of supply for total e-Learning solutions. The acquisition was accounted for using the purchase method.

In August, 2003, the Company completed a Private Placement in which it contracted for the issue of approximately 5.0 million Ordinary shares, or 6.2% of the issued share capital, at a price of $0.22 per Ordinary Share at a discount to the market price at the time, for total proceeds of approximately GBP660,000 ($1.1 million). No major shareholders, employees or Affiliates were allowed to participate.

In August, 2003, Volito AB, contracted for the purchase of 387,597 Ordinary Shares at the market price of $0.387 per Ordinary Share for a total purchase price of GBP94,000 ($150,000). In September, 2003, a number of the Company's staff exercised part or all of their share options to purchase Ordinary Shares under the Company's Unapproved executive Share Option scheme for a total of 188,838 Ordinary Shares at an average price of $0.109 per Ordinary share. None of these staff were Affiliates or Control Persons.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Luvit AB Accounts for the year ended December 31, 2002

Income Statement - Group

      (Amounts in thousands SEK)                                   Note                 Year ended-
                                                                                  December 31, 2002
      Net sales                                                     1,2                      12 239
      Capitalized development expenditures
                                                                      5                       1 084
      Total operating income                                                                 13 323

      Operating expenses
      Direct costs                                                                           -1 915
      Other external costs                                          4,9                      -8 696
      Personnel costs                                                 3                     -19 037
      Depreciations (Write-downs of tangible and
      intangible fixed assets)                                      5,6                      -9 946
      Operating result                                                                      -26 271

      Result from financial investments
      Interest income and similar profit/loss items
                                                                                                206
      Interest expenses and similar profit/loss items
                                                                                               -799
      Result after financial items                                                          -26 864

      Tax on current year result                                     11                           -
      Net loss for the year                                                                 -26 864

      Data/shares
      Average number of shares                                                           15 666 262
      Number of shares                                                                   29 678 431
      Equity/share in SEK                                                                      0,34
      Result/share                                                                         Negative


Number of shares
Uncalled subscriptions for options do not cause any dilution effects, as the present value of the subscription price exceeds the actual value of the shares.

Definitions

Equity/share
Equity divided by number of shares at year-end adjusted for stock dividend issue and split.

Result/share
Result after tax divided by number of shares at year-end adjusted for stock dividend issue and split.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

Balance Sheet - Group

      (Amounts in thousands SEK)                                   Note         December 31, 2002

      ASSETS
      Fixed assets
      Intangible fixed assets
      Capitalized development expenditure
                                                                      5                     8 223
      Total intangible fixed assets                                                         8 223

      Tangible fixed assets
      Equipment                                                       6                     3 634
      Total tangible fixed assets                                                           3 634



      Total fixed assets                                                                   11 857

      Current assets
      Current receivables
      Accounts receivable - trade                                                           2 636
      Other current receivables                                                               354

      Prepaid expenses and accrued income                            10                       348
      Total current receivables                                                             3 338

      Cash and bank balances                                                                1 367

      Total current receivables                                                             4 705

      TOTAL ASSETS                                                                         16 562

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Balance Sheet - Group

       (Amounts in thousands SEK)                                         Note           December 31, 2002

       EQUITY AND LIABILITIES
       Equity                                                               11
       Restricted equity
       Share capital (29 678 431 shares at par SEK 0,10)

                                                                                                     2 968
       Restricted reserves                                                                          33 906
       Total restricted equity                                                                      36 874

       Accumulated loss
       Loss brought forward                                                                            -18
       Loss for the year                                                                           -26 864
       Total accumulated loss                                                                      -26 882

       Total equity                                                                                  9 992





       Liabilities
       Long-term liabilities
       Liabilities to credit institutions                                    8                       1 978
       Total long-term liabilities                                                                   1 978

       Current liabilities
       Accounts payable - trade                                                                        696
       Other current liabilities                                                                       806

       Accrued expenses and deferred income                                 12                       3 090
       Total current liabilities                                                                     4 592

       TOTAL EQUITY AND LIABILITIES
                                                                                                    16 562

       Memorandum items - Group

       PLEDGED SECURITIES AND CONTINGENT LIABILITIES

       Pledged securities
       Floating charges                                                                              5 000

       Contingent liabilities                                               13                        None

       TOTAL                                                                                         5 000


                        FUTUREMEDIA PLC AND SUBSIDIARIES

Cash Flow Statement - Group


              (Amounts in thousands SEK)                                               Year ended December
                                                                                                   31,2002
              Operating activities
              Result after financial items                                                         -26 865

              Adjustments for items not included in cash flow
              Result from disposal of equipment                                                         30
              Options                                                                                  -35
              Depreciation/Write-downs                                                              10 023
              Exchange rate difference financial fixed assets                                          -13

                                                                                                   -16 860

              Tax paid                                                                                -298

              Cash flow from activities before net change in working capital
              items                                                                                -17 158

              Change in working capital items
              Increase(-)/Decrease(+) in current receivables                                         1 100
              Increase(+)/Decrease(-) in current liabilities                                        -1 844
              Cash flow from activities after change in working capital items
                                                                                                   -17 902

              Investing activities
              Shareholders' contribution given                                                         -30
              Acquisition of financial fixed assets                                                   -297
              Acquisition of tangible fixed assets                                                    -863
              Capitalization of intangible fixed assets                                             -1 084
              Cash flow from investing activities                                                   -2 274

              Financing activities
              New share issue                                                                       15 622
              Loan raised                                                                            1 978
              Amortization of debt                                                                       -
              Cash flow from investing activities                                                   17 600

              Increase/Decrease in cash                                                             -2 576
              Balance at beginning of year                                                           3 942
              Exchange rate difference in cash                                                           1
              Cash at the end of the year                                                            1 367


                        FUTUREMEDIA PLC AND SUBSIDIARIES

LUVIT AB

Notes to the accounts

Accounting principles


General
The annual accounts have been prepared according to the Annual Accounts Act and the Swedish Financial Accounting Standards Council's recommendations and statements.


Group accounts

Extent
The group accounts are including the parent company, subsidiaries in which the parent company directly or indirectly owns shares equivalent to more than 50% of the voting power. There are at present no associated companies within the group.


Accounting method
The group accounts have been prepared according to the acquisition accounting. This means that acquired subsidiaries' assets and liabilities have been recorded at market value, which has been the basis when calculating purchase price of the shares. The group's equity includes the parent company's equity, and the part of the subsidiaries' equity, which has been added after acquiring these companies.

Valuation principles

Income
LUVIT has an income model which means that customers are leasing the software and are paying a monthly, quarterly or annual fee. The income is distributed over the contracted period. LUVIT sells also software licences, and is then using delivery date at the income recognition. Delivery of a right of use is considered to take place when a binding order or agreement has been agreed, and when the customer has access to the software. When an order or an agreement is including restricted conditions, the income recognition will take place first when the conditions of the agreement are met.

Income from service agreement refers partly to producing new software and partly to continuous service and support. Income recognition is made at each chargeable period. Income recognition of income from installation and training is made when these are carried out.

Receivables
Receivables have been recorded at the lower of nominal value or the amount that is expected to be received.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Receivables and liabilities in foreign currencies
Current receivables and liabilities in foreign currencies have been valued at closing day rate, and unrealized exchange profit and loss is included in the result.

Assets
Capitalization of development costs have been made according to the Swedish Financial Accounting Standards Council's recommendation RR15 Intangible assets. Depreciation is being made out of estimated economic life. Costs for basic function is estimated to 5 years and will be written-off by 20% a year. Costs for new software will be capitalized during the manufacturing process, and the economic life is estimated to 12 months. Straight-line depreciation for economic life will be made from date of completion.

Most tangible assets are equipment. Assets are accounted for at acquisition value, net of accumulated depreciations. Depreciation according to plan is based on the assets' acquisition value and estimated economic lifetime.

The following economic lifetimes have been used;

Capitalized development costs       1 to 5 years
Equipment                           3 to 5 years

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Note 1            Intra-Group Purchases and Sales

Out of total intra-group purchases and sales, 0 % ( 0 %) of the purchases and 0% ( 0 %) of the sales refer to other group companies. Out of the parent company's total purchases and sales, 0 % (0 %) of the purchases and 0 % ( 0 %) of the sales refer to other companies within the group being subject to recommendations in the Annual Accounts Act (ARL) (LUVIT AB (public limited liability company) with subsidiary).

Note 2            Distribution of Net Sales

Parent Company

Net sales are distributed by geographical markets as follows:


      Geographical Market (amounts in 000's SEK)              Year ended December 31,
                                                                                 2002
      The Nordic countries                                                     10 551
      Europe excl of the Nordic countries                                       1 505
      North and South America                                                     142
      Asia                                                                         41
      Total                                                                    12 239

Note 3            Personnel

Group

Average Number of Employees                    2002
                                       Number of employees       Out of which are men
      Sweden                                            28                         18
      France                                             1                          -

Salaries and Other Compensations
                                           2002
      Amounts in                Board of        Out of which is       Other employees
      000's SEK         Directors and MD      bonus and similar
      Sweden                       1 007                      -                10 338
      France                           -                      -                   568

Salaries and Other Compensations
                                           2002
      Amounts in            Salaries and       Payroll overhead      Out of which are
      000's SEK                    other                             pension expenses
                           compensations
      Sweden                      11 220                  5 820                 1 735
      France                         906                      -                     -


                        FUTUREMEDIA PLC AND SUBSIDIARIES


Salaries and Compensations
The annual general meeting decided a fee to the Board of Directors amounting to 100 tSEK to be distributed among the members of the Board. Salary and compensation to the Managing Director amounted in 2002 to 907 tSEK. The Managing Director has at present a monthly salary of 72 tSEK. Other officers of the company had 1 102 tSEK during 2002 and have at present a total monthly salary of 112 tSEK.

Conditions of Employment
The Managing Director has a term of notice of twelve months from the part of the comp-any and six months from his own part. Other officers of the company have three months mutual term of notice. A non-competition clause in the employment contracts for the Managing Director and other officers of the company prohibit them to work with comp-eting business within six months after having terminated the employment.

Severance Pay Agreement
The employment contract for the Managing Director includes a clause as to severance pay of 12 months salary at notice from the company, which means an amount of 864 tSEK inclusive of payroll overhead. Other officers of the company have not agreements about severance pay.

Pension Expenses
The Group has only pension plans subject to a fixed amount. The retirement age for the Managing Director and other officers of the company is 65 years. The Group's pension expenses include 291 tSEK (151) related to the Managing Director and 159 tSEK (164) related to other officers of the company. The Group has no outstanding pension obligations towards members of the Board, the Managing Director or other officers of the company.

Note 4            Lease Agreements

Group
The company has entered into the following operating lease agreements:

Charges due for payment (amounts in 000's SEK)                Equipment
Year 2003                                                           151
Year 2004-2007                                                      296
Year 2008 or later                                                    -

Note 5            Intangible Assets

Amounts in 000's SEK                                               Group
Acquisition value opening balance                                 25 076
Purchases                                                          1 084
Accumulated acquisition value closing balance
                                                                  26 160
Depreciation opening balance                                     -10 031
Current year depreciation                                         -7 906
Accumulated depreciation closing balance                         -17 937
Book-value at December 31, 2002                                    8 223


Intangible fixed assets refer to capitalized development expenditures for computer software.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Note 6            Tangible Fixed Assets

      Amounts in 000's SEK                                           Group
                                                                 Equipment
      Acquisition value opening balance                              7 040
      Purchases                                                        899
      Sales/Disposals                                                  -99
      Accumulated acquisition value closing balance
                                                                     7 840
      Depreciation opening balance                                  -2 474
      Sales/Disposals                                                   33
      Current year depreciation                                     -1 790
      Accumulated depreciation closing balance                      -4 231
      Net book value closing balance                                 3 609
      Equipment that cannot be depreciated                              25
      Book-value at December 31, 2002                                3 634


Last financial year, depreciation amounting to 1 384 SEK was reported.


Note 7            Fees to Auditor

      Amounts in 000's SEK                                            2002
      Audit Ernst & Young                                              119
      Other advisory services Ernst & Young                             73
      Total                                                            192

Note 8               Long-term Liabilities

      Group and Parent Company                                         2002
      Amounts in 000's SEK
      Utilized overdraft facility                                     1 978
      Total                                                           1 978

The total overdraft facility in the parent company amounts to 2 mSEK.


Note 9   Taxes

Group and Parent Company
The parent company has an unutilized loss carry-forward amounting to approx 26 mSEK after the assessment year 2003. The total loss carry-forward for the Group (LUVIT AB (public) with subsidiary) amounts to approx 26 mSEK after the assessment year 2003.

Deferred tax income tax recoverable, in accordance with RR 9 referable to the loss carry-forward, was valued at zero, as it is today not possible to judge when the fiscal loss carry-forward will be utilized. There are not either any deferred taxes referable to temporary differences.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Note 10               Prepaid Expenses and Accrued Income (amounts in 000's SEK)

       Group and Parent Company                              December 31, 2002
       Prepaid rents                                                       234
       Deposits                                                              9
       Other items                                                         105
       Total                                                               348

Note 11             Change in Equity

Group

       Amounts in 000's SEK                           Share           Restricted       Loss brought     Current year
                                                      capital           reserves            forward           result
       Opening balance at January 1, 2002                  1 432         105 157            -43 624          -41 695
       Appropriation of loss according to decision
       at Annual General Meeting:

       Transferred into new account                                                         -41 695           41 695
       Settled against share premium reserve                             -85 302             85 302
       New share issue                                     1 536          14 086
       Options                                                               -35
       Current year result                                                                                   -26 864
       Closing balance at December 31, 2002                2 968          33 906                -18          -26 864


Note 12                 Accrued Expenses and Deferred Income

       Group and Parent Company                                            December 31, 2002
       Amounts in 000's SEK
       Vacation pay                                                                      816
       Payroll overhead                                                                1 018
       Accrued provisions                                                                  -
       Other items (mainly accrued development expenditures and
       consultants'fees)                                                              1 256
       Total                                                                           3 090

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Note 13                       Contingent Liabilities

Group and Parent Company
LUVIT's dialogue with the tax authorities as to the right to deduct input tax for costs connected with the new share issue has resulted in a decision from their side. As the company does not share the authorities' view together with the fact that praxis in this respect is unclear, the company has appealed against the decision with the county administrative court.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


                         Report of Independent Auditors


To the Board of Directors and Shareholders of LUVIT AB (publ):


We have audited the accompanying consolidated balance sheet of LUVIT AB (publ) and its subsidiaries as of December 31, 2002 and the related consolidated statements of income and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of LUVIT AB (publ)'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LUVIT AB (publ) and its subsidiaries as of December 31, 2002 , the consolidated results of LUVIT AB (publ)'s operations and cash flows for the year ended December 31, 2002 in conformity with generally accepted accounting principles in Sweden.



Lund, Sweden

November 13, 2003

/s/ Goran Carlsson                       /s/ Ake Stenmo

Goran Carlsson                           Ake Stenmo
Authorized Public Accountant             Authorized Public Accountant

Ernst & Young AB                         Ernst & Young AB

                        FUTUREMEDIA PLC AND SUBSIDIARIES






                   ACCOUNTS FOR THE YEAR ENDED 30TH APRIL 2003

                        FUTUREMEDIA PLC AND SUBSIDIARIES


Registered No. 1616681



DIRECTORS

D N Bailey
C Kleman
M Johansson
C Wit
J Vandamme


SECRETARY

P Machin

AUDITORS

BDO Stoy Hayward
8 Baker Street
London
W1U 3LL

BANKERS

National Westminster Bank Plc
5 East Street
Chichester
West Sussex
PO19 1HH

SOLICITORS

Thomas Eggars
The Corn Exchange
Baffin's Lane
Chichester
West Sussex
PO19 1GE

REGISTERED OFFICE

Nile House
Nile Street
Brighton
East Sussex
BN1 1HW

                        FUTUREMEDIA PLC AND SUBSIDIARIES


DIRECTORS' REPORT

The directors present their report and the group accounts for the year ended 30th April 2003.



RESULTS AND DIVIDENDS
The loss for the year, after taxation, amounted to GBP1,117,236 (2002:
GBP1,947,006). The directors do not recommend the payment of a dividend.


PRINCIPAL ACTIVITY AND REVIEW OF THE BUSINESS
The Group's principal activity during the year was the development and deployment of on-line knowledge and learning management systems marketed under the Solstra brand. In line with the Group's re-focused strategy, the revenues from e-Learning product and service sales represented 85% of the total sales, the remaining 15% being derived from its new resource consultancy activity. Last year, all of the Group's revenues came from the sale of e-Learning products and services.

During the year, Futuremedia completed the acquisition of C2W Limited, a services company providing resource management consultancy to large corporates, and also Activna Objects Limited, a software development company owning a software development tool that will provide Futuremedia with the ability to customise and develop quickly and efficiently a third generation version of its Solstra product.



FINANCIAL RESOURCES
In the course of its operations the Group has sustained continuing operating losses which have resulted in the Group requiring short-term bank and other loans and equity to sustain its operations.

Since its initial public offering ("IPO"), the Group has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO have resulted in an accumulated deficit of GBP16,307,757 as of 30th April 2003. Increased levels of order intake and sales prospect pipeline since the end of the year are such that the directors are confident that the Group's requirement for working capital and capital investment for the coming year will be met from trading activities.


FUTURE DEVELOPMENTS
The Group intends to consolidate its customer base around its current learning platform products and to continue to expand the publication and distribution of interactive multimedia products for training and communications applications, particularly with regard to Intranet and Internet delivery. It will also seek to broaden the geographical coverage of its distribution channel. The Group intends to continue to expand its bespoke content production and professional services activities, building on the acquisitions of the personnel and assets of Palm Teach Limited in April 2002 and of C2W Limited, in May 2002. Utilising the software product acquired through Activna Objects Limited, the Group intends to develop a third generation version of Solstra, using resources and funding provided through its association with Luvit AB, a Swedish e-learning provider in which the Group took a 29.8% equity stake in April 2003.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


DIRECTORS' REPORT

The Group will continue to involve itself with business combinations which support its agreed strategy and will also seek to build a substantial revenue stream based around its new product offering, 'Learning for All' announced in September 2003 designed to provide e-learning facilities to corporate employees who do not normally have access to a personal computer in the workplace. In November 2003, the Company won its first contract for this new offering, with Royal Mail, which the Company believes will generate significant revenues over the next three years.


RESEARCH AND DEVELOPMENT

The Group actively researches the configuration of equipment and software to meet emerging training requirements and develops products to meet market needs. During the year, GBP131,000 of research and development expenditure was incurred.



DIRECTORS AND THEIR INTERESTS
The directors during the year and subsequently were as follows:

D N Bailey
P Copeland (resigned 8th January 2003)
R Herter (resigned 5th August 2003)
C Kleman (appointed 21st August 2003)
M Johansson S Pillinger (resigned 22nd August 2002)
J Vandamme
C Wit

All directors will retire from the board at the next Annual General Meeting and, being eligible, offer themselves for re-election.


The directors' beneficial interests in the share capital of the Company were as follows:

                        At 30 April 2003                 At 1 May 2002 or
                        ----------------                 ----------------
                                                       date of appointment
                                                             if later
                       Ordinary shares of 1             Ordinary shares of 1
                                  1/9 pence                        1/9 pence
D N Bailey                          696,154                          327,692
M Johansson                       1,415,846                        1,084,670
J Vandamme                          302,001                          102,001
C Wit                                     1                                1

                        FUTUREMEDIA PLC AND SUBSIDIARIES


DIRECTORS' REPORT

The Company has two share option plans in operation. The interests of the directors were as follows:

                             At 1 May       Lapsed or         Granted     At 30 April           Exercise
                           2002 or on       Cancelled      during the            2003              price
                              joining      during the            year
                                                 year
D Bailey                            -               -         500,000         500,000      GBP0.057
M Johansson                 1,145,000               -               -       1,145,000     GBP0.068 -
                                                                                           GBP0.103
J Vandamme                    600,000               -               -         600,000     GBP0.068 -
                                                                                           GBP0.103
C Wit                         404,500              --               -         404,500     GBP0.068 -
                                                                                           GBP0.103


During the year, the market share price of the Group varied from GBP0.038 to GBP0.100 and stood at GBP0.063 per share at 30th April 2003.

DISABLED EMPLOYEES
The Group gives every consideration to applications for employment from disabled persons where a handicapped or disabled person may adequately fulfil the requirements of the job. Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion wherever appropriate.



EMPLOYEE INVOLVEMENT

It is the policy of the Group to involve all employees through formal systems of verbal Group briefings, and through regular team meetings. All employees are members of a profit share scheme in the group company in which they work.



SUPPLIER PAYMENT POLICY AND PRACTICE

It is not the Group's policy to follow a code or standard on payment practice. It is the Group's policy to agree terms of payment with suppliers in advance to ensure that suppliers are made aware of the terms of payment and abides by the terms of payment. At 30th April 2003, the Group and the Company's trade creditor balances represent 49 days purchases (2002: 54 days).


AUDITORS
BDO Stoy Hayward have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting.


By order of the Board

/s/ P Machin
P Machin
Secretary

Date:  28th November 2003

                        FUTUREMEDIA PLC AND SUBSIDIARIES


STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE ACCOUNTS



Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

o     select suitable accounting policies and then apply them consistently;

o     make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

o prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and group to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                        FUTUREMEDIA PLC AND SUBSIDIARIES


INDEPENDENT AUDITORS' REPORT


REPORT OF THE AUDITORS
to the shareholders of Futuremedia PLC


We have audited the financial statements of Futuremedia PLC for the year ended 30th April 2003 on pages 9 to 34 which have been prepared under the accounting policies set out on pages 13 to 15.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30th April 2003 and of the Group's loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


/s/ BDO Stoy Hayward

BDO Stoy Hayward
Chartered Accountants and Registered Auditors

London

Date: 28th November 2003

                        FUTUREMEDIA PLC AND SUBSIDIARIES

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 30 April 2003


                                                                        2003          2003           2003          2002
                                                                        ----          ----           ----          ----
                                                       Notes             GBP           GBP            GBP           GBP
                                                                  Continuing  Acquisitions          Total
                                                                  Operations
TURNOVER                                                 2         1,141,901       200,016      1,341,917       910,851
Cost of sales                                                        954,180       159,388      1,113,568     1,536,371
                                                                ------------- ------------- -------------- -------------
Gross profit/loss                                                    187,721        40,628        228,349     (625,520)

Administrative expenses                                            1,180,800       117,788      1,298,588     1,324,789
                                                                ------------- ------------- -------------- -------------
OPERATING LOSS                                           3          (993,079)      (77,160)    (1,070,239)   (1,950,309)
                                                                ============= ============= ============= =============

Interest receivable                                      6                                          1,192        32,026
Interest payable                                         7                                        (48,189)      (28,723)
                                                                                            -------------- -------------
LOSS ON ORDINARY ACTIVITIES BEFORE AND AFTER
TAXATION AND FOR THE FINANCIAL YEAR                      22                                    (1,117,236)   (1,947,006)
                                                                                            ============== =============
LOSS PER SHARE Basic                                     10                                        (2.41)p       (6.38)p
                                     Diluted             10                                        (2.41)p       (6.38)p
                                                                                            ============== =============


GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the year ended 30 April 2003


                                                                                   2003                 2002
                                                                                    GBP                  GBP

Loss for the financial year                                                     (1,117,236)       (1,947,006)
Exchange difference on retranslation of net assets of subsidiary
undertakings                                                                       (37,257)            8,145
                                                                           ------------------ ---------------
Total recognised losses relating to the year                                   (1,154,493)        (1,938,861)
                                                                           ================== ===============


All amounts relate to continuing activities.

Notes on pages 13 - 34 form an integral part of these financial statements

                        FUTUREMEDIA PLC AND SUBSIDIARIES


GROUP BALANCE SHEET
at 30 April 2003

                                                                                  2003               2002
                                                                                  ----               ----
                                                            Notes                  GBP                GBP
                                                            -----
FIXED ASSETS
Intangible assets                                            11                278,915             52,780
Tangible assets                                              12                 78,753          1,065,582
Investments in associates                                    13                943,899                  -
                                                                    ------------------- ------------------
                                                                             1,301,567          1,118,362
                                                                    ------------------- ------------------

CURRENT ASSETS
Stock                                                        14                  1,328              2,487
Debtors                                                      15              1,386,806            523,366
Cash at bank and in hand                                                       437,049            444,833
                                                                    ------------------- ------------------
                                                                             1,825,183            970,686
CREDITORS: amounts falling due within one year
(2002 includes convertible loan)                             18              1,581,215          1,552,146
                                                                    ------------------- ------------------
NET CURRENT ASSETS/(LIABILITIES)                                               243,968          (581,460)
                                                                    ------------------- ------------------
                                                                    ------------------- ------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                        1,545,535            536,902
                                                                    =================== ==================

CAPITAL AND RESERVES
Called up share capital                                      21                868,826            444,362
Share premium account                                        22             16,977,395         15,238,733
Capital redemption reserve                                   22                  7,071              7,071
Profit and loss account                                      22            (16,307,757)       (15,153,264)
                                                                    ------------------- ------------------
SHAREHOLDERS' FUNDS-EQUITY INTERESTS                                         1,545,535            536,902
                                                                    =================== ==================



The accounts were approved by the Board on 28th November 2003

Notes on pages 13 - 34 form an integral part of these financial statements

/s/ M Johansson

M Johansson

Director

                        FUTUREMEDIA PLC AND SUBSIDIARIES


COMPANY BALANCE SHEET
at 30 April 2003

                                                                                    2003             2002
                                                                                    ----             ----
                                                               Notes                 GBP              GBP

FIXED ASSETS
Intangible assets                                              11                 34,066           52,780
Tangible assets                                                12                 78,753        1,065,582
Investments                                                    13              1,207,982            8,600
                                                                      ------------------- ----------------
                                                                               1,320,801        1,126,962
                                                                      ------------------- ----------------

CURRENT ASSETS
Stock                                                          14                      -            1,035
Debtors                                                        15              1,386,806          520,559
Cash at bank and in hand                                                         435,945          443,667
                                                                      ------------------- ----------------
                                                                               1,822,751          965,261
CREDITORS: amounts falling due within one year                 18              1,598,017        1,555,321
                                                                      ------------------- ----------------
NET CURRENT ASSETS/(LIABILITIES)                                                 224,734        (590,060)
                                                                      ------------------- ----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                          1,545,535          536,902
                                                                      =================== ================

CAPITAL AND RESERVES
Called up share capital                                        21                868,826          444,362
Share premium account                                          22             16,977,395       15,238,733
Capital redemption reserve                                     22                  7,071            7,071
Profit and loss account                                        22            (16,307,757)     (15,153,264)
                                                                      ------------------- ----------------
SHAREHOLDERS' FUNDS-EQUITY INTERESTS                                           1,545,535          536,902
                                                                      =================== ================


The accounts were approved by the Board on 28th November 2003

Notes on pages 13 - 34 form an integral part of these financial statements


/s/ M Johansson

M Johansson
Director

                        FUTUREMEDIA PLC AND SUBSIDIARIES



GROUP CASH FLOW STATEMENT
for the year ended 30 April 2003

                                                                                  2002               2002
                                                                                  ----               ----
                                                              Notes                GBP                GBP

NET CASH OUTFLOW FROM OPERATING ACTIVITIES
                                                             3(b)            (806,653)         (2,370,668)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
                                                              16              (46,997)           3,303
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
                                                              16             288,286             (136,051)
ACQUISITIONS                                                  16            (641,025)                    -
                                                                     ------------------ ------------------
CASH OUTFLOW BEFORE FINANCING                                             (1,206,389)          (2,503,416)
                                                                     ------------------ ------------------
FINANCING                                                     16            1,198,605             401,540
                                                                     ------------------ ------------------
                                                                     ------------------ ------------------
DECREASE IN CASH IN THE YEAR                                                  (7,784)          (2,101,876)
                                                                     ================== ==================

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Decrease in cash in the year                                  17              (7,784)          (2,101,876)
Cash outflow/(inflow) from change in debt                     17              147,345               22,407
                                                                     ------------------
                                                                                        ------------------
Change in net debt resulting from cash flows                                  139,561          (2,079,469)
Exchange movement                                             17              (37,257)               9,641
                                                                     ------------------ ------------------
MOVEMENT IN NET DEBT IN THE YEAR                                              102,304          (2,069,828)
NET FUNDS AT 1 MAY 2002                                                        34,745            2,104,573
                                                                     ------------------ ------------------
NET FUNDS AT 30 APRIL 2003                                    17              137,049               34,745
                                                                     ================== ==================


Notes on pages 13 - 34 form an integral part of these financial statements

                        FUTUREMEDIA PLC AND SUBSIDIARIES


NOTES TO THE ACCOUNTS
at 30 April 2003

1.       ACCOUNTING POLICIES


Basis of preparation
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

In the course of its operations the Group has sustained continuing operating losses which have resulted in the Group requiring short-term bank and other loans and equity and loan stock finance to sustain its operations.

Since its initial public offering ("IPO"), the Group has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO have resulted in an accumulated deficit for the group of GBP16,307,757 as of 30th April 2003.

The Directors have prepared these accounts on a going concern basis as they believe that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent order for the Company's Learning for All product from the Royal Mail, have improved the expectation of revenues and cash flows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities.

Basis of consolidation

The Group accounts consolidate the accounts of Futuremedia PLC and all its subsidiary undertakings drawn up to 30th April each year. No profit and loss account is presented for Futuremedia PLC as permitted by section 230 of the Companies Act 1985.


Goodwill

Goodwill arising from acquisitions is capitalised, classified as an asset and amortised on a straight-line basis over its useful economic life, normally up to a maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable. There is an amount of goodwill in the accounts of the Group of GBP54,656 as at 30th April 2003 which is associated with the acquisition of the assets of Palm Teach Limited and C2W Limited, which will be amortised over three years. With regard to the goodwill associated with Palm Teach Limited, the Company performed the required annual impairment test as of 1st February 2003. This test indicated that there was no impairment. The premium on acquisition arising from the investment in Luvit AB is being amortised over 10 years and is shown as part of the Group's share of net assets in Luvit AB, in the consolidated balance sheet.

Associates

An entity is treated as an associated undertaking where the group has a participating interest and exercises significant influence over its operating and financial policy decisions.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


1.       ACCOUNTING POLICIES (continued)


In the group accounts, interests in associated undertakings are accounted for using the equity method of accounting. The consolidated profit and loss account includes the group's share of the operating results, interest, pre-tax results and attributable taxation of such undertakings based on audited financial statements. In the consolidated balance sheet, any interests in associated undertakings are shown as the group's share of identifiable net assets, including any unamortised premium paid on acquisition.

The premium on acquisition is dealt with under the goodwill policy.

Turnover
Turnover represents the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2003 can be categorised by activity under one of five operating departments.

Consulting Services - Consulting revenues fall in the Futuremedia Learning Services unit. Typically, each contract comprises a number of separate tasks or work packages, each representing between one and three days' work. These work packages are invoiced at completion, and revenues recognised at that time.

Bespoke Products - Bespoke production revenues are managed within Futuremedia Content Studio. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customisation and modification required, revenue for these long-term contracts are recognised on a percentage-of- completion basis based on costs incurred, which represent the extent to which the Company has performed its services under the contract .

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. These systems can include multiple elements such as: a license for Solstra, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognises revenue over the period of the licence.

Blended Learning Solution - Blended Learning solutions are those which combine an element of e Learning, together with physical classroom or workbook based training the revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognised over the period of the license agreement and the remaining element is recognised on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks.

In other situations, the Company allocates revenue to the elements based on objective evidence of the fair value. Revenue is recognised when the following criteria are met for each element:

         There is persuasive evidence of an arrangement The Company has delivered the product to the customer Collection of the fees is probable; and

         The amount of the fees to be paid by the customer is fixed and determinable

Revenue received for hosting and support services are recognised over the service period.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


1.       ACCOUNTING POLICIES (continued)


Depreciation

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life, as follows:


Freehold buildings                               -  2% on cost
Property improvements                            -  20% on cost
Audio visual and computer equipment              -  15% to 33% on cost
Office equipment                                 -  20% on cost

Stocks

The stocks are valued at the lower of cost and net realisable value. Cost is based on the cost of purchase on a first in, first out basis. Net realisable value is based on estimated selling price less additional costs to completion and disposal.

Long-term contracts

Profit on long-term contracts is taken as the work is carried out if the final outcome can be assessed with reasonable certainty. The profit included is calculated on a prudent basis to reflect the proportion of work carried out at the year end, by recording turnover and related costs as contract activity progresses. Turnover is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract. Revenues derived from variations on contracts are recognised only when they have been accepted by the customer. Full provision is made for losses on all contracts in the year in which they are first foreseen.

Research and development

Expenditure on pure and applied research is charged to the profit and loss account in the year in which it is incurred.

Development costs are also charged to the profit and loss account in the year of expenditure, unless individual projects satisfy all of the following criteria:

      / / the project is clearly defined and related expenditure is separately identifiable;

      / /   the project is technically feasible and commercially viable;

      / / current and future costs are expected to be exceeded by future sales; and

      / /   adequate resources exist for the project to be completed.


In such circumstances the costs are carried forward and amortised over the useful life if the project, to a maximum of three years.


Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date, except that the recognition of deferred tax assets is limited to the extent that the group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences. Deferred tax balances are not discounted.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


1.       ACCOUNTING POLICIES (continued)

Timing differences represent accumulated differences between the group's taxable profit and its financial profit and arise primarily from the difference between accelerated capital allowances and depreciation.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account. The results of overseas operations are translated at the average rates of exchange during the year and their balance sheets translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net assets and results of foreign subsidiary undertakings and from translating the profit and loss account at an average rate are taken to reserves.

Leasing and hire purchase commitments

Rentals paid under operating leases are charged to profit and loss on a straight line basis over the lease term.

Pensions

The group operates a number of defined contribution pension schemes. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

2.       TURNOVER AND SEGMENTAL ANALYSIS

Turnover, group loss on ordinary activities before taxation and net assets are analysed as follows:

Year ended 30 April 2003                      United Kingdom      Rest of       Rest of the              Total
                                                                   Europe             World
                                                         GBP          GBP               GBP                GBP

Turnover
Turnover by destination:
Turnover                                          1,339,720        2,197                 -          1,341,917
                                             ================ ============ ================= ==================
Turnover by origin:
Total sales                                       1,341,917            -                 -          1,341,917
                                             ---------------- ------------ ----------------- ------------------
Sales to third parties                            1,341,917            -                 -          1,341,917
                                             ================ ============ ================= ==================
Loss
Operating loss                                   (1,052,243)           -          (17,996)         (1,070,239)
                                             ================ ============ ================= ==================
Net interest                                                                                          (46,997)
                                                                                             ------------------
Loss on ordinary activities before                                                                 (1,117,236)
taxation
                                                                                             ==================
Net assets
Net assets by segment                             1,029,588      943,899         (427,952)           1,545,535
                                             ================ ============ ================= ==================



Year ended 30 April 2002                      United Kingdom      Rest of       Rest of the              Total
                                                                   Europe             World
                                                         GBP          GBP               GBP                GBP
Turnover
Turnover by destination:
Sales to third parties                              844,751        7,100            59,000            910,851
                                             ================ ============ ================= ==================
Turnover by origin:
Total sales                                         910,851            -                 -            910,851
                                             ---------------- ------------ ----------------- ------------------
Sales to third parties                              910,851            -                 -            910,851
                                             ================ ============ ================= ==================
Loss
Operating loss                                   (1,950,309)           -                  -        (1,950,309)
                                             ================ ============ ================= ==================

Net interest                                                                                            3,303
                                                                                             ------------------
Loss on ordinary activities before                                                                 (1,947,006)
taxation
                                                                                             ==================
Net assets
Net assets by segment                               950,230            -         (413,328)            536,902
                                             ================ ============ ================= ==================

The Company views its business as falling into one of two operating segments. The major segment is that of e-Learning and comprises the provision of its own and third party products and services which together provide clients with learning solutions. The second and much smaller segment is that of resource consultancy, a capability provided as a result of the Company's acquisition of C2W Limited in May 2002. The accounting policies for the segments are the same as those described in the summary of accounting policies.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

2.       TURNOVER AND SEGMENTAL ANALYSIS (continued)

Year ended 30 April 2003                                                Resource
                                                   e-Learning        consultancy              Total
                                                          GBP                GBP                GBP
Turnover
Turnover by segment                                1,141,901            200,016          1,341,917
                                             =================   ================  =================
Loss
Operating loss                                      (993,079)          (77,160)         (1,070,239)
                                             =================   ================  =================
Net interest                                                                               (46,997)
                                                                                   -----------------
Loss on ordinary activities before                                                      (1,117,236)
taxation
                                                                                   =================
Net assets
Net assets by segment                              1,736,304            121,648           1,857,952
                                             =================   ================  =================



Finance and other net non-operating liabilities of GBP312,417 are excluded from the above. In 2002, the Company only operated in one segment, that of e-Learning.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


3.       OPERATING LOSS

(a) This is stated after charging/(crediting):

                                                                                      2003          2002
                                                                                      ----          ----
                                                                                       GBP           GBP
Auditors' remuneration        - audit services - Group                              15,000        15,000
                              - audit services - Company                            15,000        15,000
                              - non audit services                                  47,325        15,890
Depreciation of owned fixed assets                                                 130,790       147,148
(Loss)/profit on disposal of fixed assets                                        (117,554)           637
Amortisation of Goodwill                                                            28,048             -
Research and Development expenditure                                               131,000       311,343
Exchange losses/gains                                                                  54        (12,816)
Operating lease rentals       -Plant and machinery                                   8,761       71,024
                              - Land and buildings                                       -            -
                                                                              ============= =============


(b) Reconciliation of operating loss to net cash outflow from operating activities:

                                                                                 2003               2002
                                                                                 ----               ----
                                                                                  GBP                GBP
Operating loss                                                            (1,070,239)        (1,950,309)
Depreciation                                                                  130,790            147,148
Amortisation and write-off of deferred development costs                       28,048                  -
(Profit)/loss on disposal of fixed assets                                     117,754              (637)
Decrease/(increase) in debtors                                              (164,465)            564,891
Decrease/(increase) in stocks                                                   1,159                473
(Decrease)/increase in creditors                                              139,157        (1,130,738)
Expense settled by issue of shares                                             11,197                  -
Exchange gains                                                                   (54)            (1,496)
                                                                    ------------------ ------------------
Net cash outflow from operating activities                                  (806,653)        (2,370,668)
                                                                    ================== ==================


4.       DIRECTORS' REMUNERATION

Year ended 30 April 2003                      Emoluments        Benefits           Total        Pensions
                                                     GBP             GBP             GBP             GBP
Total                                            210,574           2,883         213,457               -
                                             ============    ============   =============   =============

Highest paid director                            106,760           2,883         109,643               -
                                             ============    ============   =============   =============

Year ended 30 April 2002                      Emoluments        Benefits           Total        Pensions
                                                     GBP             GBP             GBP             GBP

Total                                            249,104           6,720         255,854           4,250
                                             ============    ============   =============   =============

Highest paid director                            133,406           3,967         137,373               -
                                             ============    ============   =============   =============


No directors participate in the Group's defined contribution pension scheme (2002: nil).

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

5.       STAFF COSTS


                                                2003                 2002
                                                ----                 ----
                                                 GBP                  GBP

Wages and salaries                           849,444            1,221,057
Social security costs                         89,725              130,266
Other pension costs                           37,974               42,791
                                       --------------     ----------------
                                             977,143            1,394,114
                                       ==============     ================


The average monthly number of employees during the year was made up as follows:


                                                2003                 2002
                                                ----                 ----
                                                 No.                   No.

Directors                                          1                    2
Office and administration                          3                    3
Production                                        12                   17
Selling and marketing                              3                    2
Service support                                    1                    1
                                       --------------     ----------------
                                                  20                   25
                                       ==============     ================


6.       INTEREST RECEIVABLE


                                                 2003                 2002
                                                 ----                 ----
                                                  GBP                  GBP

Deposit account interest                        1,192               32,026
                                        ==============     ================


7.       INTEREST PAYABLE


                                                  2003                 2002
                                                  ----                 ----
                                                   GBP                  GBP

Bank loan                                        4,955                1,584
Other loans                                     43,234               27,139
                                         --------------     ----------------
                                                48,189               28,723
                                         ==============     ================

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003



8.       TAXATION

Factors affecting tax credit for the period:

The corporation tax assessed for the year is different from the standard tax rate of corporation tax in the United Kingdom of 30% (2001: 30%).

The differences are explained below:

                                                                                2003                2002
                                                                                 GBP                 GBP
Loss on ordinary activities before taxation                               (1,117,236)         (1,947,006)

Expected tax credit at standard rate of UK Corporation tax of 30%
(2001: 30%)                                                                 (335,171)           (584,102)

Effects of:
Expenses not deductible for tax purposes                                      44,369              44,901
Expenses allowable for tax purposes                                              Nil             (11,463)
Capital allowances (in excess of)/below depreciation for the
period                                                                         2,229             (10,612)
Tax losses carried forward for which no asset recognised
                                                                             288,573             561,276
                                                                    ------------------- ------------------

Corporation tax                                                                    -                   -
                                                                    =================== ==================


Estimated tax losses for set-off against future trading profits amount to approximately GBP4,223,673 (2002: GBP3,935,064). This estimate is subject to the agreement of the current year's corporation tax computations with the Inland Revenue.


9.       LOSS FOR THE YEAR ATTRIBUTABLE TO THE SHAREHOLDERS OF FUTUREMEDIA PLC

                                                                             2003                    2002
                                                                             ----                    ----
                                                                              GBP                     GBP
Dealt with in the accounts of the parent company                      (1,154,493)             (1,938,861)
                                                                ==================     ===================


As a group profit and loss account is presented in these accounts, a separate profit and loss account for the company is not required in accordance with Sections 230 of the Companies Act 1985.

10.      LOSS PER ORDINARY SHARE

The calculation of basic loss per ordinary share is based on a loss for the year of GBP1,117,236 (2002 - GBP1,947,006), and on 46,414,194 (2002 - 30,501,619)
ordinary shares, being the weighted average number of ordinary shares in issue during the year.

     There is no dilutive effect of the potential ordinary shares and warrants.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

11.      INTANGIBLE ASSETS


                                                                             Deferred
                                                                          development
                                                          Goodwill              Costs             Total
Group                                                          GBP                GBP               GBP
Cost:
At 1 May 2002                                               52,780            263,177           315,957
Additions                                                   29,924            224,259           254,183
                                                    ----------------     --------------     --------------
At 30 April 2003                                            82,704            487,436           570,140
                                                    ----------------     --------------     --------------

Amortisation:
At 1 May 2002                                                    -            263,177           263,177
Provided during the year                                    28,048                  -            28,048
                                                    ----------------     --------------     --------------

At 30 April 2003                                            28,048            263,177        291,225
                                                    ----------------     --------------     --------------

Net book value at 30 April 2003                             54,656            224,259           278,915
                                                    ================     ==============     ==============
Net book value at 1 May 2002                                52,780                  -            52,780
                                                    ================     ==============     ==============

Company

Cost:
At 1 May 2002                                               52,780            263,177           315,957
Additions                                                        -                  -                 -
                                                    ----------------     --------------     --------------
At 30 April 2003                                            52,780            263,177           315,957
                                                    ----------------     --------------     --------------

Amortisation:
At 1 May 2002                                                    -            263,177           263,177
Provided during the year                                    18,714                  -            18,714
                                                    ----------------     --------------     --------------

At 30 April 2003                                            18,714            263,177           281,891
                                                    ----------------     --------------     --------------

Net book value at 30 April 2003                             34,066                  -            34,066
                                                    ================     ==============     ==============
Net book value at 1 May 2002                                52,780                  -            52,780
                                                    ================     ==============     ==============

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

11.      INTANGIBLE ASSETS (continued)



Purchase of Assets

The company acquired, on the 15th May 2002, C2W Limited, for a total consideration of GBP31,124, of Futuremedia PLC shares. The separate classes of assets and liabilities acquired, together with their book values and fair values are shown below



                                                                           Fair Value
                                                      Book Value           adjustment       Fair Value
                                                             GBP                  GBP              GBP
Net assets acquired:
Net current assets                                          (212)                   -             (212)
Tangible fixed assets                                      1,412                    -            1,412
                                                  ===============    =================  ===============

Goodwill                                                                                        29,924
                                                                                          -------------
Total satisfied by issue of shares                                                              31,124


There was no material movement in the profit and loss account of C2W limited from the commencement of the current financial year up to the date of acquisition. The consideration of GBP31,124 represents the fair value of the 454,400 shares issued to the shareholders.



The profit and loss account for C2W limited, for the year ended March 31, 2002, was as follows:

                                                         2002
                                                          GBP

Turnover                                                47,783
Cost of Sales                                           17,882
                                                     -------------
Gross profit                                            29,901

Administrative expenses                                 34,145
                                                     -------------
Operating loss                                         (4,244)

Interest receivable                                         -
Interest payable                                            -

LOSS ON ORDINARY ACTIVITIES BEFORE AND
AFTER TAXATION AND FOR THE FINANCIAL YEAR              (4,244)

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

11.      INTANGIBLE ASSETS (continued)



 The Company acquired, on the 29th April 2003, Activna Objects Limited, for a total consideration of GBP224,359 of Futuremedia PLC stock. The separate classes of assets and liabilities acquired, together with their book values and fair values are shown below.


                                                                           Fair Value       Fair Value
                                                      Book Value           adjustment
                                                             GBP                  GBP              GBP
Net assets acquired:
Current Assets                                               100                    -              100
Deferred production costs                                 62,500              161,759          224,259
                                                  ===============    =================    =============

                                                                                          -------------
Total satisfied by issue of shares                                                             224,359


The consideration of GBP224,359 represents the fair value of the 3,350,000 shares issued to the shareholders. Activna Objects Limited was formed expressly for the purpose of this acquisition and did not trade at any time before 29th April 2003. No figures are available therefore, for the period 1st May to 2002 to 29th April 2003, or for any previous period.

The Goodwill arising from these transactions will be amortised over a three year period. Both acquisitions have been accounted for using acquisition accounting.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

12.      TANGIBLE FIXED ASSETS


                              Property and computer         Audio visual
                              Freehold        improve-ments      equipment       Office
                              property                                       equipment           Total
                                   GBP             GBP              GBP            GBP             GBP
Group
Cost:
At 1 May 2002                1,090,313          58,670          427,453         57,533       1,633,969
Additions                            -               -           11,913              -          11,913
Disposals                    1,090,313          58,670                -              -       1,148,983
                          ---------------- --------------  -------------- --------------  --------------
At 30 April 2003                     -               -          439,366         57,533         496,899
                          ---------------- --------------  -------------- --------------  --------------

Depreciation:
At 1 May 2002                  203,487          58,670          267,063         39,167         568,387
Provided during the year        18,874               -          106,072          5,844         130,790
Disposals                      222,361          58,670                -              -         281,031
                          ---------------- --------------  -------------- --------------  --------------
At 30 April 2003                     -               -          373,135         45,011         418,146
                          ---------------- --------------  -------------- --------------  --------------

Net book value:
At 30 April 2003                     -               -           66,231         12,522          78,753
                          ================ ==============  ============== ==============  ==============
At 1 May 2002                  886,826               -          160,390         18,366       1,065,582
                          ================ ==============  ============== ==============  ==============

Company
Cost:
At 1 May 2002                1,090,313          58,670          426,832         57,533       1,633,348
Additions                            -               -           11,913              -          11,913
Disposals                    1,090,313          58,670                -              -       1,148,983
                          ---------------- --------------  -------------- --------------  --------------
At 30 April 2003                     -               -          438,745         57,533         496,278
                          ---------------- --------------  -------------- --------------  --------------

Depreciation:
At 1 May 2002                  203,487          58,670          266,442         39,167         567,766
Provided during the year        18,874               -          106,072          5,844         130,790
Disposals                      222,361          58,670                -              -         281,031
                          ---------------- --------------  -------------- --------------  --------------
At 30 April 2003                     -               -          372,514         45,011         417,525
                          ---------------- --------------  -------------- --------------  --------------

Net book value:
At 30 April 2003                     -               -           66,231         12,522          78,753
                          ================ ==============  ============== ==============  ==============

At 1 May 2002                  886,826               -          160,390         18,366       1,065,582
                          ================ ==============  ============== ==============  ==============

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

13.      INVESTMENTS


In April 2003, the Company acquired a 29.8% holding in Luvit AB, a Swedish e-Learning provider, for a total consideration of GBP943,899, of which GBP641,025 was cash and the remainder in Futuremedia shares. This investment has been treated as an equity investment



                                                                 Associated
                                                               Undertakings
                                                                        GBP
Group
Cost:
At 1 May 2002                                                             -
Additions                                                           943,899
                                                            ----------------
Cost at 30 April 2003                                               943,899

Share of retained profit/losses
At 1 May, 2002                                                            -
Amortisation of premium on acquisition                                    -
                                                            ----------------
At 30 April 2003                                                          -
                                                            ----------------
Net book value at 30 April 2003                                     943,899
                                                            ================


Included within investments in associated undertakings of GBP943,899, is a premium on acquisition of GBP739,378. The premium on acquisition is being amortised over ten years, and the charge of GBPnil for the year has been shown within share of retained loss for the year. No share of profit or loss in Luvit AB has been taken in the year due to the proximity of the acquisition to the year end.



                                                                        GBP

Company

Cost:
At 1 May 2002                                                        90,087
Additions                                                         1,199,382
                                                            ----------------
Cost at 30 April 2003                                             1,289,469
Amounts provided:
At 1 May 2002 and at 30 April 2003                                  (81,487)
                                                            ----------------
Net book value at 30 April 2003                                   1,207,982
                                                            ================

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

13.           INVESTMENTS (continued)


Details of the investments in which the Company holds more than 20% of the nominal value of ordinary share capital are as follows:

                                     Country of
                                     registration
                                     (or incorporation)  Proportion
Name of Company                      and operation       held        Nature of business

Subsidiary undertakings

LaserMedia UK Limited                England                   100%  Distributor of interactive
(trading as Futuremedia Learning                                     learning products. Dormant

Technologies)
LaserMedia International Limited     England                   100%  Distributor of interactive
                                                                     learning products. Dormant

Futuremedia America Inc.             USA                       100%  Distributor of interactive
                                                                     learning products. Dormant

Easycando.com Limited                England                   100%  Distributor of interactive
                                                                     learning products. Dormant

Futuremedia Interactive Limited      England                   100%  Distributor of interactive
                                                                     learning products. Dormant

Futuremedia (BVI) Limited            British Virgin            100%  Non-Trading
                                     Islands

C2W Limited                          England                   100%  Provider of consultancy
                                                                     services. Non-Trading

Activna Objects Limited              England                   100%  Non-Trading

                                     Country of
                                     registration
                                     (or incorporation)  Proportion  Nature of business
Name of Company                      and operation       held

Associated Undertakings

Luvit AB                             Sweden                   29.8%  e-Learning provider


The Company 's investment in Luvit AB, amounts to 29.8% of that company's issued share capital. The Company's share of each of the following is:

                                                                           GBP
Turnover                                                                     -
Loss before tax                                                              -
Taxation                                                                     -
Loss after tax                                                               -
Fixed assets                                                           204,171
Current assets                                                         232,990
Liabilities due within one year                                       (232,640)
Liabilities due after one year or more                                       -

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

14.      STOCKS

                                                                    Group                        Company
                                                    2003            2002            2003           2002
                                                    ----            ----            ----           ----
                                                     GBP             GBP             GBP            GBP
Goods for resale                                   1,328           2,487               -          1,035
                                             ============    ============   =============   ============


There is no material difference between the replacement cost of stocks and the amount shown above.


15.      DEBTORS

                                                                   Group                        Company
                                                    2003            2002            2003           2002
                                                    ----            ----            ----           ----
                                                     GBP             GBP             GBP            GBP
Trade debtors                                    266,719         112,325         266,719        112,325
Amounts recoverable on contracts                  44,162          15,198          44,162         15,198
Other debtors                                    701,651           2,807         701,651              -
Prepayments and accrued income                   374,274         393,036         374,274        393,036
                                             ------------    ------------   -------------   ------------
                                               1,386,806         523,366       1,386,806        520,559
                                             ============    ============   =============   ============


All amounts shown under debtors fall due for payment within one year.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


16.      ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT


                                                                                   2003             2002
                                                                                   ----             ----
                                                                                    GBP              GBP
Returns on investments and servicing of finance
Interest received                                                                 1,192           32,026
Interest paid                                                                   (48,189)         (28,723)
                                                                            -------------     -----------
                                                                                (46,997)           3,303
                                                                            =============     ===========

Capital expenditure
Purchase of tangible fixed assets                                               (11,913)        (136,689)
Sale of tangible fixed assets                                                   300,199              638
                                                                            -------------     -----------
                                                                                288,286         (136,051)
                                                                            =============     ===========
Acquisitions
Investment in Luvit AB                                                         (641,025)               -
                                                                            =============     ===========

Financing
Proceeds of issue of ordinary share capital                                   1,435,856          517,759
Share issue costs                                                               (89,906)         (93,812)
Proceeds from bank loan                                                         300,000                -
Repayment of convertible loan debt                                             (447,345)         (22,407)
                                                                            -------------     -----------
                                                                              1,198,605          401,540
                                                                            =============     ===========

The cash flows relating to the acquisition of C2W Limited were:


                                                                        2003
                                                                         GBP
Operating cash flows                                               (208,756)
Returns on investment and servicing of finance                            -
Taxation                                                                  -
Investing activities                                                      -
Financing                                                                 -
                                                              ---------------
Cash used during year                                              (208,756)
                                                              ===============

17. ANALYSIS OF NET DEBT

                                                                    Other
                                  At 1 May                        non-cash       Exchange         At 30
                                      2002       Cash flow        changes        movement    April 2003
                                       GBP             GBP            GBP             GBP           GBP
Group
Cash in hand and at bank          444,833          (7,784)              -                       437,049
Debt due within one year         (410,088)        147,345               -       (37,257)        300,000
                             --------------  --------------  -------------   -------------  ------------
Net debt                           34,745         139,561               -       (37,257)        137,049
                             ==============  ==============  =============   =============  ============

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


18. CREDITORS: amounts falling due within one year including convertible debt

                                                                   Group                        Company
                                                    2003            2002            2003           2002
                                                    ----            ----            ----           ----
                                                     GBP             GBP             GBP            GBP
Bank Mortgage                                    300,000               -               -              -
Payments on account of long-term contracts       428,255         695,626         428,255        695,626
Amounts due to subsidiary undertakings                 -               -         316,801        422,950
Trade creditors                                  444,193         196,423         444,194        194,858
Other taxes and social security costs             97,135          81,700          97,135         81,700
Other creditors                                  109,182             441         109,182            441
Accruals                                         202,450         167,868         202,450        159,746
Variable rate convertible Loan Stock
2002                                                   -         410,088               -              -
                                             ------------    ------------   -------------   ------------
                                               1,581,215       1,552,146       1,598,017      1,555,321
                                             ============    ============   =============   ============


The Variable rate convertible Loan stock was fully repaid in January 2003, when the Company contracted for the sale of its premises in Arundel. West Sussex. The sale agreement included completion in two parts. The first, for GBP300,000, occurred in January 2003. In order to provide funds to repay the outstanding loan, which was secured by way of a charge on the premises, it was necessary for the Company to secure additional funding which it did so by way of a mortgage of a further GBP300,000 from HSBC Bank, repayable on second completion, scheduled to coincide with the Company's relocation to Brighton.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


19.      DEFERRED TAXATION

The potential deferred tax asset of the group and the company arising from tax losses carried forward, other short term timing differences and accelerated capital allowances are set out below. As the recoverability of these amounts in the foreseeable future is uncertain, the potential deferred tax assets have not been recognised.

                                                                 Provided                   Not provided
                                                     2003            2002           2003            2002
                                                     ----            ----           ----            ----
                                                      GBP             GBP            GBP             GBP
Group
Accelerated capital allowances                          -               -         99,129          96,991
Other short term timing differences                     -               -              -          39,900
Losses carried forward                                  -               -      4,223,673       3,935,064
                                               -----------     -----------    -----------     -----------
                                                        -               -      4,322,802       4,071,955
                                               ===========     ===========    ===========     ===========

Company
Accelerated capital allowances                          -               -         99,129          96,991
Other short term timing differences                     -               -              -          39,900
Losses carried forward                                  -               -      4,223,673       3,935,064
                                               -----------     -----------    -----------     -----------
                                                        -               -      4,322,802       4,071,955
                                               ===========     ===========    ===========     ===========

20.      DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The Group's principal financial instruments comprise a loan stock agreement, cash and short-term deposits. The main purpose of the financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and creditors that arise directly from its operations. These short-term financial instruments are excluded from the disclosures shown below except for the analysis of currency exposures. To date, the Group has not entered into derivative transactions, but does not exclude the possibility of doing so in the future, although not for speculative trading.


The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003

20.           DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)


     Interest rate risk

     The two principal financial instruments in place during the year were both subject to floating interest rates. The mortgage loan is linked to HSBC Bank base rate of interest, with a premium of 2.5%, and the Loan Stock agreement rate of interest up to the time the loan was due for repayment was based on Lloyd's Bank base rate of interest, with a premium charged of 2.0%. Since the loan was not repaid on the due date, the interest rate increased to 20% per annum for all periods beyond the due date, as provided for in the contract. The loan was repaid in full in January 2003, whilst the mortgage was fully repaid subsequently to the year end, in May 2003, on final completion of the sale of the Group's premises.

     Liquidity risk

     To ensure its continuity of funding, the Group seeks to maintain both long and short-term arrangements. In order to enable the repayment of the Loan Stock Agreement, the Group secured a short-term mortgage provided by HSBC bank in January 2003, secured on the Group's property, repayable on final completion of sale.


     Foreign currency risk

     The Loan Stock agreement is held in US dollars.


     Interest rate profile of financial liabilities

     The interest rate profile of the financial liabilities of the Group as at 30 April 2003 was as follows:


                                                      2003                               2002
                                             Floating rate                      Floating rate
                                                 Financial                          Financial
                                 Total         Liabilities          Total         Liabilities
                                   GBP                 GBP            GBP                 GBP
Sterling                       300,000             300,000              -                   -
US Dollar                            -                   -        410,088             410,088
                           ------------    ----------------    -----------    ----------------
Total                          300,000             300,000        410,088             410,088
                           ============    ================    ===========    ================

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


20.           DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)


     Interest rate profile of financial assets

     The interest rate profile of the financial assets of the Group was as follows:

                                                               2003                                                 2002

                                                          Financial                                            Financial
                                                    assets on which                                      assets on which
                                  Floating rate         no interest                    Floating rate         no interest
                      Total           financial           is earned        Total           financial           is earned
                                         assets                                               assets
                        GBP                 GBP                 GBP          GBP                 GBP                 GBP
Sterling            437,049             120,729             316,320      427,235             217,646             209,589
US Dollar                 -                   -                   -       17,598              17,598                   -
                   ---------    ----------------    ----------------    ---------    ----------------    ----------------
                    437,049             120,729             316,320      444,833             235,244             209,589
                   =========    ================    ================    =========    ================    ================


     The floating rate interest is based on National Westminster Bank PLC base rates.

Currency exposures

It is Group policy to maintain only the minimum cash in its non-interest bearing current accounts to meet its immediate requirements. Up to January 2003, the Group had one significant non-trading overseas subsidiary whose books carried the Loan Stock liability, held in US dollars. The functional currency of this subsidiary was US dollars. Since the repayment of the loan in January 2003, this subsidiary has remained dormant.


Maturity of financial liabilities
The Group has no financial liabilities which extend beyond 12 months.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


20.           DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)


Borrowing facilities
The Group has no borrowing facilities available to it. The undrawn committed facilities available at 30th April 2002 in respect of which all conditions precedent had been met at that date are as follows:

                                                                                 2003             2002
                                                                                 ----             ----
                                                                                  GBP              GBP
Expiring in one year or less                                                        -          273,392
Expiring in more than one year but not more than two years                          -                -
Expiring in more than two years but not more than five years                        -                -


Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities.


                                            Book value        Fair value      Book value     Fair value
                                               2003              2003           2002            2002
                                               ----              ----           ----            ----
                                                GBP               GBP           GBP             GBP
Primary financial instruments
Short term borrowings                         (300,000)        (300,000)       (410,088)      (410,088)
Long term borrowings                        -        -                -               -              -
Cash and cash equivalents                     437,049          437,049          444,833        444,833


The fair values have been calculated by discounting the expected future cash flows at prevailing interest rates.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


21.      SHARE CAPITAL

Authorised                                          2003            2002            2003            2002
                                                    ----            ----            ----            ----
                                                      No              No             GBP             GBP
Ordinary shares of 1 1/9 pence each          125,000,000      75,000,000       1,388,889         833,333
Preference shares of 2 pence each              2,000,000       2,000,000          40,000          40,000
                                                                             ------------    ------------
                                                                               1,428,899         873,333
                                                                             ============    ============

                                                    2003            2002            2003            2002
                                                    ----            ----            ----            ----
                                                     No.             No.             GBP             GBP
Allotted, called up and fully paid
Ordinary shares of 1 1/9 pence each           78,194,457      39,995,352         868,826         444,362
                                          ===============    ============    ============    ============


During the year ended 30th April 2003, the Company contracted for the issue of 29,559,390 shares by way of private placement representing gross proceeds of approximately GBP1.68 million, of which GBP248,975 was outstanding at the year end, and which was received after the year end. A further 454,400, 3,500,000 and 4,685,315 shares were issued for the acquisitions of C2W Limited, Activna Objects Limited and for the acquisition of 3,350,000 shares in Luvit AB respectively. Issue costs of GBP88,906 were provided in relation to the share issues agreed in the year.

The Group has two employee share option plans in operation, both of which are for the purchase of ordinary shares. The options under both schemes are exercisable at the discretion of the holder. Under the Approved Executive Share Option Scheme, 759 options are outstanding at an exercise price of $4.25 and may be exercised until 19th August 2003, 947 options are outstanding at an exercise price of $2.55 and may be exercised until 19th August 2003, 20,500 options are outstanding at an exercise price of $0.91 and may be exercised until 16th January 2008 and 13,500 options at an exercise price of $1.5938 and may be exercised until 25th July 2010. Under the Unapproved Executive Share Option Scheme a total of 5,396,245 options were outstanding at 30th April 2003 at various exercise prices ranging from $0.091 to GBP$1.00, vesting at various dates up to November 2005, and exercisable at various dates up to November, 2012.


In April 2003, Waverton Holdings Limited, formally the holder of the Convertible Loan Note, re-invested in the Company under an agreement which entailed the issue of warrants to purchase further ordinary shares in Futuremedia at a purchase price of $0.085 per ordinary share at any time up to May 31, 2006. At 30th April 2003, there were 1,595,334 warrants outstanding. Subsequent to the year end, in May 2003, the warrant holder exercised 500,000 of these warrants.


A further 854,820 warrants are outstanding under an issue made at the Group's initial public offering exercisable at the holder's option at any time up to 19th August 2003 at a price of $5.65 per ordinary share. Subsequent to the year end, in August 2003, these warrants were allowed to lapse.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


22.      RECONCILIATION OF MOVEMENT ON SHAREHOLDERS' FUNDS AND RESERVES



Group                 Ordinary        Share      Capital          Profit            2003           2002
                         share      premium   redemption        and loss    Shareholders   Shareholders
                       capital      account      reserve         account           funds          funds
                           GBP          GBP          GBP             GBP             GBP            GBP
                   ------------  ------------ ------------- --------------  -------------- --------------
At 1 May 2002          444,362   15,238,733        7,071     (15,153,264)        536,902      1,998,316
Issue of shares
during the year        424,464    1,827,568            -               -       2,252,032        571,259
Exchange
difference on
retranslation of
net assets and
results of
subsidiary                   -            -            -         (37,257)        (37,257)         8,145
undertakings
Cost of share                -      (88,906)           -               -         (88,906)       (93,812)
issue
Loss for the year            -            -            -      (1,117,236)     (1,117,236)    (1,947,006)
                   ------------  ------------ ------------- --------------  -------------- --------------
At 30 April 2003       868,826   16,977,395        7,071     (16,307,757)      1,545,535        536,902
                   ============  ============ ============= ==============  ============== ==============


Company               Ordinary        Share      Capital          Profit            2003           2002
                         share      premium   redemption        and loss    Shareholders   Shareholders
                       capital      account      reserve         account           funds          funds
                           GBP          GBP          GBP             GBP             GBP            GBP
                   ------------  ------------ ------------- --------------  -------------- --------------
At 1 May 2002          444,362   15,238,733        7,071     (15,153,264)        536,902      1,998,316
Issue of shares
during the year        424,464    1,827,568            -               -       2,252,032        571,259
Cost of share                -      (88,906)           -               -         (88,906)       (93,812)
issue
Retained loss for
the year                     -            -            -      (1,154,493)     (1,154,493)    (1,938,861)
                   ------------  ------------ ------------- --------------  -------------- --------------
At 30 April 2003       868,826   16,977,395        7,071     (16,307,757)      1,545,535        536,902
                   ============  ============ ============= ==============  ============== ==============

23.      PENSION COMMITMENTS

The Group operates a number of defined contribution pension schemes for the directors and senior employees. The assets of the schemes are held separately from the Group in an independently administered fund. There are no outstanding contributions at the year end (2001: Nil).

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


24.      OTHER FINANCIAL COMMITMENTS


Group                                                  2003              2002
                                                       ----              ----

                                                      Other             Other
                                                        GBP               GBP
Operating leases which expire:
within one year                                         756             7,080
within two to five years                                924             1,381
                                                ------------     -------------
                                                      1,680             8,461
                                                ============     =============

Company

                                                      Other             Other
                                                        GBP               GBP
Operating leases which expire:
within one year                                         756             7,080
within two to five years                                924             1,381
                                                ------------     -------------
                                                      1,680             8,461
                                                ============     =============


25.      POST BALANCE SHEET EVENTS

Subsequent to the year end, in July 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Futuremedia shares, valuing the acquisition at approximately $380,000. IQDos Limited, a wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-learning content and also provides e-learning consultancy services, and will substantially improve the capability of Futuremedia to present itself to the marketplace as a single point of supply for total e-learning solutions.

In August 2003, the Company completed a Private Placement in which it contracted for the issue of approximately 5.0 million Ordinary shares, or 6.2% of the issued share capital, at a price of $0.22 per Ordinary Share at a discount to the market price at the time, for a total purchase price of approximately GBP660,000 ($1.1 million). No major shareholders or Affiliates were allowed to participate.

Also on August, 2003, Volito AB, a major shareholder, contracted for the purchase of 387,597 Ordinary Shares at the market price of $0.387 per Ordinary Share for a total purchase price of $150,000.

In September, 2003, a number of the Company's staff exercised part or all of their share options to purchase Ordinary Shares under the Company's Unapproved executive Share Option scheme for a total of 188,838 Ordinary Shares at an average price of $0.109 per Ordinary share. None of these staff were members of the Board.

Also in September 2003, the Company announced its new 'Learning for All' product designed to provide e-learning facilities to corporate employees who do not normally have access to a personal computer in the workplace

In November 2003, the Company won its first contract for the supply of its new Learning for All product from Royal Mail, which the Company believes will generate significant revenues over the next three years.

                        FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO THE ACCOUNTS
at 30 April 2003


26.      RELATED PARTY TRANSACTIONS

Since its initial public offering in 1993, the Company has undertaken a number of private placements to fund its working capital and to allow investment in product developments. These private placements include the following transactions:

In October 2002, the Company contracted and received the cash for the issue of an aggregate of 2,727,647 Ordinary Shares at the then market price of $0.085 per Ordinary Share representing an aggregate purchase price of approximately $232,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,177,647 shares) and Mr. M Johansson (182,353 shares). The Rennes Foundation was represented on the Company's board of directors by Mr R Herter until his resignation in August 2003. Mr Johansson is a member of the board of directors of the Company and Chief Executive Officer.

In April 2003, the Company contracted and received the cash for the issue of an aggregate of 16,706,000 Ordinary Shares at the then market price of $0.10 per Ordinary Share representing an aggregate purchase price of approximately $1,670,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr J Vandamme (200,000 shares), Mr. M Johansson (150,000 shares) and Mr D Bailey (150,000 shares) and Volito AB (8,500,00 shares). Mr Vandamme and Mr Bailey are both members of the board of directors of the Company.

Also in April, 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Futuremedia shares at the then market price of $0.10 per ordinary shares to Volito AB. Volito AB held, at the year end, in excess of 10% of the total shares in issue of the Company.

In August 2003, the Company contracted and received the cash for the issue of 387,597 Ordinary shares at the then market price of $0.387 per Ordinary share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).